Received SEC
AUG 2 4 2011
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A



11007896

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Texaplex Properties, LLC
(Exact name of issuer as specified in its charter)

The State of Massachusetts Limited Liability Company
(State or other jurisdiction of incorporation or organization)

276 Washington Street #305, Boston, MA 02108 Tel: (617) 777-5936
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

AFA Investments, LLC, 276 Washington Street #305, Boston, MA 02108 Tel: (617) 777-5936
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6513	45-2937172
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS I.

Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I —NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) Issuer's directors: Frank J. Addivinola, Jr., 1 Longfellow Place #2620, Boston, MA 02114 (residential)
276 Washington Street #305, Boston, MA 02108 (business)

Angelica Chuvilina, 1 Longfellow Place #2620, Boston, MA 02114 (residential)
276 Washington Street #305, Boston, MA 02108 (business)

(b) Issuer's officers: Frank J. Addivinola, Jr., Esq., Chief Executive Officer, Chief Financial Officer

Angelica Chuvilina, Chief Operating Officer

(c) Issuer's general partners: AFA Investments, LLC, Manager

276 Washington Street #305, Boston, MA 02108

(d) record owners of 5 percent or more of any class of the issuer's equity securities: AFA Investments, LLC (100%)
(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: AFA Investments, LLC (100%)
(f) promoters of the issuer: AFA Investments, LLC
(g) affiliates of the issuer: AFA Investments, LLC
(h) counsel to the issuer with respect to the proposed offering: Frank J. Addivinola, Jr. Esq.
(i) each underwriter with respect to the proposed offering: None
(j) the underwriter's directors: Not applicable
(k) the underwriter's officers: Not applicable
(l) the underwriter's general partners: Not applicable
(m) counsel to the underwriter: Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of the persons or entities listed in Item 1 is subject to the disqualification provisions of Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed Offering involves the resale of securities by affiliates.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The Company does not use underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities are offered in the Commonwealth of Massachusetts directly to investors.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

No unregistered securities were issued by the issuer or its predecessors within one year of filing.

(2) the title and amount of securities issued;

Not applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Not applicable

(4) the names and identities of the persons to whom the securities were issued.

Not applicable

(c) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable

(d) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

No such arrangement.

(2) To stabilize the market for any of the securities to be offered;

No such arrangement.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No such arrangement.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

The Company hereby discloses that the legal services associated with this Offering are provided by Attorney Frank J. Addivinola, Jr., the Chief Executive Officer (CEO) & Chief Financial Officer (CFO) of the Company and he is the ultimate person to make decisions for the Company throughout its existence. Additionally, Frank J. Addivinola, Jr. is the Manager of AFA Investments, LLC. AFA Investments, LLC, is the Manager of the Company and the promoter of this Offering.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication of solicitation of any type was used prior to the filing of this notification.

PART II —OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form S1, 17 CFR 239.11, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

Texaplex Properties, LLC,

The State of Massachusetts Limited Liability Company

(Exact name of Company as set forth in Charter)

Type of securities offered: Debt securities
Maximum number of securities offered: Two Hundred (200) Units
Minimum number of securities offered: Forty (40) Units
Price per security: $ 25,000 (minimum purchase per subscriber is 4 securities = $100,000)
Total proceeds: If maximum sold: $ 5,000,000 If minimum sold: $ 1,000,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? Not applicable
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
Massachusetts	pending	pending

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 97 pages.

THE COMPANY

1. Exact corporate name: Texaplex Properties, LLC

   State and date of incorporation: Massachusetts Limited Liability Company, Organized August 10, 2011 (see pg. 58, Exhibit B: *Certificate of Organization*)

   Street address of principal office: 276 Washington Street #305, Boston, MA 02108

   Company Telephone Number: (617) 777-5936

   Fiscal year: December 31
   (month) (day)

   Person(s) to contact at Company with respect to offering: Frank J. Addivinola, Jr., Esq.

   Telephone Number (if different from above):

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

The securities offered hereby are speculative and an investment in the Company involves a high degree of risk. Investors must be able to bear the financial risks of this investment for an indefinite period of time.

In making an investment decision, investors must rely on their own examination of the company and the terms of this Offering, including the merits and risks involved in making an investment decision regarding the securities described herein. These securities have not been recommended by any Federal or State Securities Commission or other regulatory authority. Furthermore, the foregoing authorities are not responsible to confirm the accuracy or determine the adequacy of this Offering.

This Circular does not purport to be all-inclusive or contain all information a prospective investor may desire in investigating the Company. Any documents attached to this Offering, including the Exhibits, are important to your understanding of this investment. Potential investors should read each of the documents carefully, in addition to reading the entire text of this Offering.

Any information within this Offering should not be considered to serve as legal, business, or tax advice. Prior to making this investment decision, a prospective investor should consult a competent attorney, accountant, and other advisor and provide such professional a complete copy of the Offering Circular and all attachments.

Risks relating to the business of the Company

1) The Company is in the developmental stage and has not engaged in any operations to date. There is no certainty that the Company will be successful in overcoming the risks of development in order to advance beyond the developmental stage.

2) The Company was recently formed, has no significant operating history, and has yet to produce a profit. There is no assurance that it will ever be profitable. As a new enterprise, it is likely to be subject to risks management has not anticipated. The Company has limited resources and is dependent on the proceeds of this Offering to allow the Company to conduct operations. Additionally, the proceeds of the Offering and the Company's other resources may not be sufficient for the Company's needs, and it may have inadequate funds to finance its operations.

3) Performance of the Company's properties is likely to be dependent upon the condition of the economy in the southwestern United States, Texas in general and, specifically, the local economic, housing and rental markets whereby the subject rental properties are located.

4) There is a risk that during the term of the securities' maturity - due to the cyclical nature of real estate markets - the marketplace may be different than projected by the Company. These changes may affect the Company's projection for financial performance and its ability to pay the projected dividends and repay the investors' capital.

5) The business is competitive and the Company will be competing with other established companies having greater financial resources, experience, and market share than the Company. The Company has not conducted formal market studies to identify competition and analyze the Company's marketing strategies.

6) As it is received by the Company, all information regarding the properties will be available to investors upon request. The Officers have prior experience in real estate projects and will endeavor to obtain and verify all material facts regarding the rental properties. However, it is possible that the Management will not discover certain material facts, because information presented by the current property owners, inspectors, agents, brokers, municipal bodies and/or fiduciaries may be prepared in an incomplete or misleading fashion. The due diligence efforts of the Management may fail to uncover such facts.

7) This Offering Circular (together with amendments, supplements, exhibits and other information that may be furnished to prospective investors by the Company) includes or may include certain statements, estimates, and forward-looking projections of the Company with respect to the anticipated future performance. Such statements, estimates, and forward-looking projections reflect various assumptions of the Management that may or may not prove to be correct and therefore involve risks and uncertainties. No representation is made, and no assurance can be given, that the Company can or will attain such results. Actual results may vary, perhaps materially, from the business and financial projections contained herein.

8) Factors which might affect the Company's ownership of multi-family rental apartments might include, but are not limited to the following: changing environmental regulations, adverse use of adjacent or neighboring real estate, changes in the demand for or supply of competing properties, local economic factors which could result in the reduction of the fair market value of a property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain any required entitlements for a reasonable cost or on reasonable conditions or within a reasonable time frame or at all, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed entitlements, problems caused by the presence of environmental hazards on a property, changes in federal or state regulations applicable to real property, failure of a lender to approve or extend a commercial property loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other unforeseen circumstances or calamities.

9) There is a risk of a change in the current federal, state and local regulations as it may relate to the operations of the property for energy requirements or regulations, construction and building code regulations, health or safety regulations, approved property use, zoning, environmental or other regulations or modifications.

Risks relating to the financial conditions and financial projections of the Company

10) The Company depends on funds from this Offering to proceed beyond the development stage.

11) If the minimum Offering amount of $1,000,000 has not been purchased, all funds, including any interest earned thereon (as per the escrow bank), will be returned to the investors. The potential investor must realize that if their funds, including any interest earned thereon are returned, the investor may have lost the opportunity to invest that money in another investment and may have lost earning capacity on their investment during the time it is escrowed by the Company.

12) The ability to obtain bank financing is critical to the business objectives of the Company. There is a risk of the Company not receiving outside financing as a commercial real estate loan in which

case the Company would not be able to achieve its objectives and purchase the anticipated number of rental apartments. The Company may decide to not move forward with acquisitions in which case the funds will be returned to the investors. Or the Company may decide to scale down the number of apartments to purchase, whereby the financial projections of the Company would be affected proportionally.

13) The Company has provided forward looking Financial Projections for potential investors' review. These financial projections are based upon assumptions that may not materialize.

14) The business, operating and financial information contained in the Financial Projections were prepared by the Company based on the current estimate of future performance. The projected results are based on assumptions and events over which the Company and the Management have little or no control. Additionally, the results will depend on the Company's success in managing the rental properties. The Company's Management used its best judgment in selecting the assumptions underlying the projected information; however, the projections are uncertain because the facts underlying the assumptions affect the projections. If the assumed events do not materialize, then the actual results may vary from the projected results. Therefore, the Company may not achieve the financial results set forth in the Financial Projections.

15) The Company's objectives include the use of leverage through trust deeds (i.e. mortgages) in the acquisition and operation of the rental properties it purchases (see Question 10(a)). The Company's use of leverage increases the risk of an investment in the Company, as it is possible that the rental income from the properties, in any month or over time, may be inadequate to make the scheduled debt service payments required on loans against the property. Therefore, if the Company is unable to make the required financing payments on a specific property, the lender could foreclosure on that property and possibly on other Company assets and some or all of the Company's investment in that property could be lost.

16) There is a risk that in the case of the sale of a specific property, the sales proceeds will not be greater than the amount needed to pay off the remaining loan balance. Therefore, some or all of the Company's investment in that property will be lost. If at the time of securities maturity, the Company will need to sell or refinance the properties to repay the investors their investment balance, there is a risk that the property cannot be sold or refinanced with sufficient proceeds to pay off both the loan and the investors' capital. Therefore, investors must be prepared to hold their securities for an indefinite period.

17) The Company may purchase multiple rental properties and as a result the risks outlined above may be increased if operating revenue or sale/refinance proceeds from one of the Company properties may not be available to offset losses in another Company property.

Risks relating to the Management of the Company

18) This is a new venture for the Management of the Company. The Company is being formed specifically for the purpose of making an investment in the multifamily rental property and the Company has no financial records of past performance. The Officers of the Company have not owned or operated rental properties in Texas.

19) The investors will have no control over the Company's day to day operations and are not able to vote on decisions made by the Manager or Officers.

Risks relating to the securities being offered

20) There is a risk that no market for the securities will exist and, as a result, the investment in the Company is illiquid if an investor desires to liquidate their securities prior to the maturity date. If an investor attempts to sell their securities at anytime, there is no certainty that securities can be sold for full market value or at any price.

21) An investment in these securities involves the risk that the investor may suffer a complete loss of their investment as an investment in the Company and in real estate that have many associated risk factors.

22) There is no trustee to act for the debtholders (investors) in the event of default. Therefore, there is no independent third party to protect the interests of the debtholders.

Risks relating to the income taxes

23) An investment in these securities will be affected by federal and state income taxes and investors should consider the taxable income produced by these securities. Investors should understand the importance of their marginal tax bracket in terms of any tax liability projected to be received.

24) As a result of decisions of the Manager in operating the Company, which may require the suspension of cash distributions for interest and/or capital repayment due to a need to maintain a higher level of cash reserves, along with other events, there is a risk that in any tax year the tax liability owed by an investor will exceed the actual cash distribution in that year. As a result, the payment of personal income taxes may be an out of pocket expense for the investor.

25) There is a risk that an audit of the Company's records could trigger an audit of the individual investor's tax records.

Conflict of interests

26) The Company's Manger, Officers and Directors may act as Managers and/or Members in other entities making investments similar to those of the Company. To the extent time is required by business and ownership management activities, the Manager or its Members may not be available for the daily monitoring of the Company's operations.

27) The Company's Manger, Officers and Directors may have other business responsibilities and interests which may demand some of their time during the life of the Company.

28) The Company's Manger, Officers and Directors may come to own an interest in other properties that may compete with rental properties that will be acquired by the Company.

29) The Company's Manger, Officers and Directors may act in such capacities for other investors or entities that may compete with the Company.

30) The Company's Manger, Officers and Directors who will raise investment funds for the Company, may act in the same capacity for others that may compete with the Company.

31) Frank J. Addivinola, Jr., Esq., a Member of the Manager, CEO, CFO and Director of the Company is a licensed real estate broker in Massachusetts. He may become a licensed broker or gain other such credentials in the state of Texas that will enable him to participate in a real estate brokerage commissions paid on the disposition of Company property.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Company has been formed to purchase and own a portfolio of multifamily residential apartment properties in the State of Texas. The Company's goal is to own and manage rental residential complexes to generate profits from rental income of these properties.

Currently, the Company is identifying and negotiating on rental properties that meet the established criteria (pg. 20, Question 3(g), third paragraph) by communicating with commercial real estate brokers, sellers and other parties (e.g. mortgage brokers, attorneys, inspectors) for the purchase of the rental real estate. The Company is raising private capital through this Offering Circular that will be combined with a commercial real estate loan (see Questions 10(a)) for the acquisition of the rental property.

Following the present stage of capitalization, the Company will complete property identification and purchase negotiations and execute a Purchase and Sale Agreement. The Company will complete all necessary due diligence prior to acquiring legal title to the properties. After the purchase of properties, the Company will oversee the management, rental and maintenance operations.

If the Company raises the maximum Offering amount of $5,000,000, it will purchase approximately 465 rental units at an approximate purchase price of $37,500 per unit. In the event the Company raises only the minimum capitalization amount of $1,000,000, the Company will scale down the number of rental units purchased. Due to the nature of the business the Company intends to engage in, the operating expenses of the Company can be increased or decreased proportionally to the total number of rental units.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company will purchase residential multifamily rental properties that at the time of the purchase will have high occupancies and potentially produce cash flows necessary to support all of the operating expenses. The goal of the Company's future operations is asset management, property maintenance and improvement, tenant relations, marketing and filling vacancies with qualified residents. Property operations require maintaining the properties' interiors, exteriors, and surrounding grounds in a functional, safe and attractive condition. Additionally, as the property manager, the Company monitoring and administering the properties' cash flows and expenses.

Property leasing, management and maintenance will be performed by professional individuals and industry-specific contractors engaged by the Company on both a permanent and contractual basis. The Company will act as a supervisor and administrator over these operations and monitor parties performing the daily duties of property leasing, management and maintenance.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The residential multifamily rental industry has been long established in the United States and, according to the 2010 U.S. Census, about 22% of the residential buildings in the nation are multifamily apartment properties. Private individuals, partnerships and corporations of various sizes are in the business of owning and/or managing multifamily residential apartment properties.

The Company's analysis and market research indicate that multifamily property prices to market-rent ratio in Texas presents a favorable real estate investment environment. For the past three decades, Texas experienced the highest year-over-year increase in the number of residents whereby the state is currently the second most populous state in the United States with over 25 million residents according to the 2010 Census. Nationally, Texas holds the top ranking position in current and projected population growth through 2030 (see pg. 94, Exhibit G: *Demographic & Economic Data*, Fig. 2). Additionally, Texas is the state with the highest recorded employment growth for the past decade.[1]

The Company will own and manage rental properties in the greater metropolitan areas of Dallas-Fort Worth or Houston. These metropolitan areas are located within the most populous area of Texas – Central Texas Triangle (see pg. 94, Exhibit G: *Demographic & Economic Data*, Fig. 1), also known as "Texaplex", where the majority of the Texas population resides (about 80%). Due to strong rental demand in these areas, the rental rates for residential apartments remain in the higher range of the market. According to the 2010 Census data, 52.5% of the Texas population that rent their primary residences pays between $500 and $999 per month.

The following tables illustrate the average monthly rents for apartments similar to those that the Company intends to purchase.

---

[1] The U.S. Department of Labor, Bureau of Labor Statistics release of Current Employment Statistics, January 22, 2010. See pg. 95, Exhibit G: *Demographic & Economic Data*, Fig. 3.

Dallas-Fort Worth, TX Metropolitan Area		
Apartment type	Comparable Average Market Rent[1]	HUD 2011 Fair Market Rent[2]
Efficiency	$475	$673
1 bedroom	$550-600	$716
2 bedroom	$700-750	$871
3 bedroom	$800-850	$1,164

Houston, TX Metropolitan Area		
Apartment type	Comparable Average Market Rent[3]	HUD 2011 Fair Market Rent[4]
Efficiency	$450-500	$690
1 bedroom	$550-600	$767
2 bedroom	$700-750	$931
3 bedroom	$800-900	$1,241

Actual rents vary by property based on factors such as apartment size, location, amenities and other objective and subjective factors. The Company cannot guarantee that it will meet these rents.

[1] Average comparable monthly rent for Dallas surveyed from the national rental portal www.rent.com

[2] The Final FY 2011 Dallas, TX HUD Metro FMR Area Small Area FMRs for All Bedroom Sizes (www.hud.gov)

[3] Average comparable monthly rent for Houston from the national rental portal www.rent.com

[4] The Final FY 2011 Houston-Baytown-Sugar Land, TX HUD Metro FMR Area FMRs for All Bedroom Sizes (www.hud.gov)

While the Company does not intend to compete on price and will align the asking rents with the local market rate, it will compete with other rental providers based on resident experience and excellent customer service. The Company will use resident retention programs, timely maintenance responses and efficient operations of the properties to maximize occupancy and increase profitability. Additionally, the Company is not bringing more rental units to the market because it will purchase already existing properties and improve their operations and financial performance.

The Company will compete with other local rental apartment providers by emphasizing desirable and high quality rental options to residents at competitive rates. The local rental market research conducted by the Company shows that while competition exists among many apartment complexes, residents use certain criteria to select a particular rental complex to reside in. Market research shows that with objective factors (e.g. property location, apartment size and rental rate) being equal, renters tend to select an apartment community with better maintained exteriors, interiors and grounds, more responsive management services and better amenities.

Not all apartment communities compete well in terms of property maintenance, grounds upkeep or quality of resident services. The Company's competitive strategy is to allocate approximately 56% of its operating revenue to property maintenance and management (see pg. 47, Question 46, table *Projections of Operating Expenses*, item *Operating Expenses / Revenue*). At this ratio, the Company will provide living conditions superior to competing properties that offer higher perceived value to the residents. The ratio of 56% for operating expenses is almost 10 percent higher than the industry standard for this property type. This level of expenditure for property maintenance and management allows the Company to compete for qualified renters, maximize occupancy rates and retain its resident base.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company will use advertizing and marketing strategies that are traditional to the real estate apartment rental market to target the local population of potential residents. Traditional marketing strategies include media advertizing in local newspapers, apartment rental publications and promotional signage on the property exterior. Additionally, the Company will extensively use electronic marketing that includes featuring its apartments on rental web sites and portals, advertizing in targeted search engines and increasing its apartment communities' presence in social media outlets. The Company will establish comprehensive web sites designated for each apartment community where potential residents can learn about rental choices, rates, apartment and community features, view sample floor plans and photographs of the apartments and complete the rental application inquiry form.

The Company will market to employees of the businesses located in close proximity to the properties, reach out to local communities and organizations, and large employers such as hospitals and universities. The Company will also work with local independent rental fee-based agents that provide rental services to prospective residents. Additionally, the Company will utilize marketing strategies with incentives and rewards, to both current and potential residents to maximize occupancies. Such incentives include move-in and renewal bonuses, gifts and discounts (see pg. 47, Question 46, table *Projections of Operating Expenses*, item *Marketing & Advertising* for allocated marketing budget). See pg. 8, Question 2, *Risk Factors*, item 5.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

The Company is in the development stage with no orders pending.

As of __/____/____ $____
(a recent date)

As of __/____/____ $____
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company is in the development stage and currently, other than the Officers listed above (pg. 2, Part I – Notification, item 1(b), *Issuer's Officers*), has no employees. None of the Company's current or anticipated employees are subject collective bargaining agreements.

The following diagram illustrates the Company's projected organizational structure.



Chief Executive Officer
Executive Team
Chief Financial Officer
Chief Operating Officer
Director of Operations
Management Division
Property Managers
Leasing Associates
Maintenance Manager
Maintenance Division
General Maintenance
Painters
Grounds Crew
Janitorial Staff

The Executive Team will consist of the following key members.

The *Chief Executive Officer* (CEO) of the Company shall have such powers and perform such duties as appropriate to the Office.

Chief Executive Officer shall:

- Provide vision and develop organizational targets
- Identify, develop and direct the implementation of business strategy
- Plan, identify and execute real estate acquisitions
- Leading the Executive team to achieve organizational effectiveness
- Direct the organization's activities to achieve stated targets
- Recruit, select, develop and preside over executive team members
- Maintain and develop organizational culture, values and reputation
- Report to investors on organizational plans and performance
- Execute the responsibilities according to lawful and ethical standards

The *Chief Financial Officer* (CFO) shall have charge and custody of and be responsible for all funds and securities of the Company, receive and oversee monies due and payable to the Company, monitor all deposits in the name of the Company, and perform duties incident to the Office.

Chief Financial Officer shall:

- Develop financial strategies and business planning
- Monitor reporting and accounting as per regulatory and legal requirements
- Analyze and interpret financial statistical data and reports
- Oversee the filing of tax forms, periodic reports and investor accounts
- Manage communications with and oversee distributions to investors
- Develop and monitor standards for financial performance and regulatory adherence
- Implement financial staff management, recruitment, selection and training
- Oversee Company insurance, leasing, contracts and agreements, legal activities, major contractual and regulatory bodies relationships
- Execute the responsibilities according to lawful and ethical standards

The *Chief Operating Officer* (COO) shall see that all notices are duly given as required by law, be the custodian of Company's records, keep records of each investor's account, in the absence of the CEO, perform all duties incident to the office of CEO and other duties as assigned by the CEO.

Chief Operating Officer shall:

- Plan, develop and implement strategies for operational management
- Direct functions and performance of the Management division
- Establish and maintain systems for measuring operational effectiveness
- Develop strategic planning and development
- Work collaboratively with members of the Executive team
- Initiate development of operational strategies and performance
- Oversee external marketing activities of promotion and advertising
- Integrate with organizational requirements for quality management, health and safety, legal stipulations, environmental policies and general duty of care
- Execute the responsibilities according to lawful and ethical standards

Management and Maintenance Divisions

Concurrent with the purchase of the properties, the Company has identified a need for the following key Management and Operational personnel based on a proposed acquisition of 465 rental units. The workforce is divided into Management and Maintenance divisions with the *Director of Operations* overseeing both divisions and reporting to the Executive Team.

The Director of Operations is directly responsible for daily communications between the Executive Team and the Maintenance and Management divisions; will oversee the operations of the properties, receive reports about upcoming and completed maintenance projects.

Director of Operations shall:

- Act as a liaison between the Executive team and Management & Maintenance divisions
- Communicate with division managers to understand all necessary aspects and needs of operations and ensure fulfillment of operational objectives, purposes and achievements
- Monitor budgets and targets for Management & Maintenance divisions
- Execute divisional staff recruitment, development, training and management
- Maintain and distribute record reporting to executive team
- Develop and management purchasing policy and project prioritization
- Communicate with staff and residents
- Negotiate with suppliers and contractors
- Forecast, plan and meet operation targets

The Management division includes the administrative, bookkeeping, leasing activities (e.g. processing rental applications, collecting rents, renewing leases, scheduling move-in, marketing scheduled vacancies and showing available apartments), procurement, maintenance scheduling, responding to and processing maintenance requests from residents and overseeing resident relations.

The key personnel of the Management division includes two *Property Managers* responsible for coordinating the above tasks, four part-time *Leasing Associates* primarily responsible for tenant relations and leasing activities, and one *Maintenance Manager* who coordinates all maintenance requests and oversees the employees of the Maintenance division and contracted services for maintenance at the properties. Each Property Manager will be directly responsible for approximately 230 rental units and oversee two part-time Leasing Associates.

Property Managers shall:

- Interpret instructions from the Executive team and implement actions according to administrative policies and procedures
- Report to Director of Operations
- Meet organizational performance plans within agreed budgets and timescales
- Implement resident retention strategies to achieve identified targets
- Optimize quality service, occupancy growth and resident satisfaction
- Maintain and develop corporate image and reputation with residents and third parties
- Work collaboratively with the Maintenance manager to ensure maintenance request fulfillment for resident satisfaction
- Manage relevant reporting of management and financial information
- Oversee market research, competitor evaluation and resident surveys
- Plan marketing activities to achieve occupancy targets
- Manage and oversee direct reporting staff within Management division

Leasing Associates shall:

- Implement appropriate marketing efforts to current and prospective residents
- Utilize systems of response and follow up to rental inquiries

- Process rental applications for credit & criminal reports and employment verification
- Report on resident experiences and quality assurance
- Maintain and report on marketing and rental activities
- Develop and promote the Company's brands via suitable PR activities
- Maintain and develop a computerized resident and prospect database
- Plan, execute and support local rental marketing activities
- Utilize promotions, advertising, exhibitions and telemarketing

The Maintenance Manager is responsible for the entire portfolio and will supervise approximately 11 employees within the Maintenance division.

Maintenance Manager shall:

- Lead the Maintenance division staff to ensure timely execution of property maintenance tasks
- Report to Director of Operations
- Utilize systems of response and follow up to maintenance requests from residents
- Meet organizational performance plans within agreed budgets and timescales
- Manage and oversee direct reporting staff by delegating tasks to appropriate maintenance team members or third-party contractors
- Facilitate compliance with building, safety and regulatory requirements
- Negotiate and oversee periodic purchasing contracts
- Stock inventory, materials and supplies management
- Manage and control Maintenance division expenditures

The Maintenance division is responsible for performing both scheduled and resident-requested maintenance tasks including preparing upcoming vacancies for rent-ready condition, periodic painting and upkeep of the common areas, cleaning of common areas, maintaining electrical, plumbing and other systems in working condition and general grounds and pool upkeep. The key personnel of the Maintenance division include two skilled General Maintenance employees, one skilled Assistant Maintenance staff, two Grounds Crew, four Painters and two part-time Janitorial staff.

The proposed staff structure is based upon 465 rental units with a projected scheduled turnover rate of 20 rental units per month. Each unit will be painted, repaired, cleaned and upgraded as necessary prior to new resident move-in. The Company's philosophy is to provide clean, safe and attractive apartments to current and prospective residents to maximize rental revenue and maintain a competitive advantage.

Within the Management division, the allocated budget for the Director of Operations, two Property Managers, one Maintenance Manager and four Leasing Assistants is $374,000 per year which includes wages and benefits. This is calculated with annual wages and benefits for the Director of Operations of up to $62,000, each Office Manager of up to $50,000, each part time Leasing Associate of up to $26,250 and for the Maintenance Manager of up to $59,000.

Within the Maintenance division, the allocated budget for the two General Maintenance staff, one Assistant Maintenance staff, two Grounds Crew, four Painters and two Janitorial staff is $365,300 per year which includes wages and benefits. This total is calculated on annual wages and benefits for each General Maintenance employee of up to $47,500, an Assistant Maintenance staff of up to $37,500, each Grounds Crew of up to $31,200, each Painter of up to $31,200 and each part time Janitorial employee of up to $22,800.

See pg. 42, Question 40(c) for Executive compensation schedule.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

At the time of filing this Offering, the Company neither owns nor leases any real estate. Pursuant to raising funds from this Offering, the Company anticipates to purchase approximately 465 rental apartments in the Dallas or Houston metropolitan areas of Texas (see pg. 13, Question 3(c), paragraphs 1-3). For the purpose of this Offering, these multifamily rental properties will be the product / service that the Company offers. Some areas within the properties will be utilized for the Company's leasing offices, maintenance rooms, storage for tools and equipment, garages, and other purposes associated with managing and maintaining residential rental apartments. The Company will not be required to pay rent in order to utilize such areas.

Additionally, there will be areas within the properties that will be shared by all residents of those properties and may include pools and pool decks, community rooms, playgrounds, parking lots, laundry facilities, tennis courts and other areas for recreational purposes. Such areas will not be leased to the residents, but will be available and accessible only by residents of that property and their guests. However, the possibility exists that some common areas will generate additional cash flow if the Company provides vending or laundry services. Additionally, the Company may lease space to third-party service providers or commercial residents to generate additional revenue.

While the exact characteristics of the Company's future properties will be known when the Company finalizes the selection of properties, the anticipated major characteristics of the property are as follows:

Combined number of rental apartments: approximately 465 units

Geographical area: Dallas metropolitan area or Houston metropolitan area

Year built: 1980s-1990s

Construction type: Garden, Low-Rise, Mid-Rise

The Company intends to use leverage (i.e. commercial real estate loan) in conjunction with the Offering proceeds for the acquisition of the properties. The Company expects that the amount of leverage used to acquire the properties will be approximately seventy five percent (75%) of the acquisition price, but unlikely to exceed eighty percent (80%) of the purchase price. See pg. 28, Question 10(a) for more disclosure about leverage. Also, see pg. 9, Question 2: *Risk Factors*, item 12 and pg. 10, item 15 for risk factors associated with leverage.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations do not depend, and are not expected to depend upon patents, copyrights, trade secrets, know-how or other intellectual property or proprietary information.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company will put forward its best efforts during due diligence process, prior to acquisition of the properties, to uncover any existing or potential issues regulated by Federal and State laws pertaining to operating rental multifamily apartment properties. The Company intends to purchase properties free of any substantial environmental, health, hazard or safety violations. However, the possibility exists that the Company will not be able to discover some of these issues and this may result in a partial or complete, temporary or permanent ban on leasing the units. Additionally, due to the nature of real property ownership, other regulatory or environmental issues may develop during the ownership of the properties. See pg. 9, Question 2: *Risk Factors*, item 6.

Furthermore, there is a wide range of governmental regulations by federal, state and local authorities and agencies that are currently imposed, or may be imposed pertaining to operating residential rental property. The Company will take necessary measures to comply with such regulations. However, the compliance may result in substantial financial expenditures by the Company and may affect its financial performance. Moreover, there is a chance of government regulations that will affect the rental rate that the Company will be able to charge its residents; currently there are no known regulations to this effect. See pg. 9, Question 2: *Risk Factors*, items 8, 9 for risks associated with government regulations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company, Texaplex Properties, LLC, is a subsidiary to AFA Investments, LLC, The State of Massachusetts Limited Liability Company. AFA Investments, LLC is the Manager of Texaplex Properties, LLC and for the purpose of this Offering, the Sponsor. AFA Investments, LLC is the Manager of the Company for the purposes of filing this Offering, raising capital and guiding its subsidiary, Texaplex Properties, LLC, through the development and operations phases.

The Manager, AFA Investments, LLC owns 100% of the Texaplex Properties, LLC. From the proceeds of this Offering, the Manager will receive an acquisition fee and receive reimbursements for Legal & Accounting expenses associated with filing of this Offering and for Advertising and Copying expenses associated with raising capital. See pg. 27, Question 9(a), items *Legal & Accounting*, *Copying & Advertising.*

From its operating revenue, the Company will pay its Manager a fee for Administrative and Office Expense of 3.5% of the Effective Gross Income for administering the fund, a Massachusetts office expenses, Board of Director's meeting expenses, scheduled investor communications, periodic government (e.g. SEC, IRS etc.) and investor reporting, accounting and internal audits and *key man* life insurance (see Question 35 (e), pg. 40). See pg. 47, Question 46, table *Projections of Operating Expenses*, item *Admin Fee & Office*.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Texaplex Properties, LLC was established to acquire, own and manage approximately 465 residential rental apartments in the State of Texas. The Company was registered as a Massachusetts Limited Liability Company on August 10, 2011 with AFA Investments, LLC as the Manager. AFA Investments, LLC is managed by its principals and Managers, Frank J. Addivinola, Jr., Esq. and Angelica Chuvilina.

As a newly formed venture in the early stage of capitalization, Texaplex Properties, LLC does not have a history of operations and currently does not own significant assets (see pg. 45, Question 46, table Balance Sheet, *Balance Sheet*). The Company's pre-organizational activities included industry research by its Manager, investigation of national, several regional and local real estate markets, financial analysis of representative properties in target rental markets and business planning.

The Company is in the development stage and since the day of inception till filing of this Offering Circular, its activities were focused on preparation and filing of this Offering Circular, preparing financial forecasts and preparation of a detailed and comprehensive Business Plan.

Following the filing and qualifying of this Offering by the Securities and Exchange Commission (SEC) and the Massachusetts Division of Corporate Finance, the Company will begin marketing this Offering, soliciting for investments, identifying specific rental properties and completing the acquisitions of the properties when the Offering reaches the subscription objective of either the maximum limit of $5,000,000, or as the Manager finds suitable, or until 12 months since the Offering date (i.e. the date of qualification by both the SEC and Massachusetts Corporate Division) whichever comes first.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Number of months after receipt of proceeds when should be accomplished**
(1) Put property under contract via a Purchase and Sale Agreement	Identify the properties that fit the Company's financial criteria.	1 month
(2) Complete due diligence.	Physical inspection of the property: building, zoning, structural and environmental. Financial audit: income & expenses and lease verification.	2 – 3 months
(3) Obtain commercial property loan and close.	Apply for a commercial loan at 70% property purchase price.	2 – 3 months

(4) Employ the onsite property management team (see pg. 17, Question 3(f), item *Management and Maintenance Divisions*)	Interview and select qualified and experienced professional in property leasing, management, maintenance and accounting.	3 – 4 months
(5) Complete any immediate repairs as needed.	Identify and prioritize deferred maintenance. Maintenance division will perform the work or contract with licensed building service providers.	4 – 6 months
(6) Achieve stable occupancy level of greater than 90%.	Screen current occupants, review tenant rental history and renew leases. Conduct local rental market surveys and advertize vacancies to local residents.	3 – 15 months (within 1st year of operations)

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

A fundamental principle for the success of this Offering is the proper selection of the target rental multifamily real estate. Factors that affect the quality of the investment are the physical and financial condition of the rental apartments to be evaluated prior to purchase. The Company anticipates purchasing properties that have high and stable occupancies, sustainable financial performance and a desirable location (i.e. proximity to schools, employment centers and transportation routes). If factors essential to reduce risk and optimize profitability are not met, the above timeline will be delayed until properties that do meet these criteria are identified.

If there is a delay in selecting target properties, the expenses incurred by the Company will be minimal because ownership the property triggers the majority of operating expenses. Therefore, a delay in property selection and purchase will result in significant financial losses from fixed or variable operating expenses.

If there is a delay in employing on site personnel to manage the properties, the Company will contract with a third party professional property management company. The rate for such services is comparable to those allocated in the financial projections (pg. 47, Question 46, table *Projections of Operating Expenses*, item *Management Fee*) and this should not result in an increase in operating expenses.

If there is a delay in completing immediate repairs to the interiors and exteriors of the apartments, this could be due to a lower than anticipated turnover rate during lease renewals and this should not affect the effective gross income because interior repairs are schedule during resident turnover. With a lower than expected turnover rate of less than 20 units per month, there will be delay in renovating apartments between residents.

If there is a delay in achieving a stable occupancy rate of greater than 90%, the Company will increase incentives offered by the resident retention program and increase the marketing and advertising budget (pg. 47, Question 46, table *Projections of Operating Expenses*, item *Marketing & Resident Retention Program*). This would create a temporary decrease in cash flow because the effective gross income would be lower than projected while the operating expenses would increase which would result in higher operating expenses / revenue ratio (pg. 47, Question 46, table *Projections of Operating Expenses*, item *Operating Expenses / Revenue*). The Company is aware that achieving a stable occupancy is critically important for the profitability of the Company and occupancy rate is an important criterion in the property selection process.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

The Company is not offering common stock securities and the question is not applicable.

Total $_____ ($____per share) The Company is in the development stage and has no earnings

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

The Company cannot calculate the price/earnings multiple because it hasn't conducted operations. The Company is not offering common stock securities and the question is not applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	____________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The Company is not offering common stock securities and the question is not applicable.

$____________($_____________per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The Company is in the developmental stage and has not sold any securities.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

The Company is offering the investors notes of debentures (pg. 32, Question 14) and is not issuing shares in the Company to subscribers of this Offering.

If the maximum is sold: _______% If the minimum is sold: ____________%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

The post-offering value of the entire Company will equal the capital raised by this Offering plus assets held by the company.

If the maximum is sold: $ 5,008,115* If the minimum is sold: $ 1,008,115*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: none.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ 0.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

This table reflects the amounts if the Company raises the minimum or maximum Offering amount of $1,000,000 or $5,000,000, respectively. The actual allocation will be extrapolated according to the table below and calculated based on the percentages of the capital raised when closed.

	If Minimum Sold		If Maximum Sold	
	Amount	**%**	**Amount**	**%**
Total Proceeds	$1,000,000	100%	$5,000,000	100%
Less: Offering Expenses				
Commissions & Finder's Fees	$0	0%	$0	0%
Legal & Accounting[1]	$46,500	4.65%	$58,500	1.17%
Copying & Advertising[2]	$11,500	1.15%	$53,000	1.06%
Acquisition Fee[3]	$30,000	3%	$150,000	3%
Net Proceeds from Offering	$912,000	91.2%	$4,738,500	94.77%
Use of Net Proceeds				
Property Acquisitions Costs[4] (due diligence & property inspections)	$14,000	1.54%	$50,500	1.07%
Capital Improvement Reserves[5]	$50,000	5.48%	$250,000	5.28%
Property Acquisition[6] (25% of purchase price & closing fees)	$848,000	93%	$4,438,000	93.7%
Total Use of Net Proceeds[5]	**$912,000**	**100%**	**$4,738,500**	**100%**

[1] Includes a maximum of $58,500 as a non-recurring fee for accounting and legal services associated with preparing and filing of this Offering Circular. These expenses include the costs for the Company incorporation fees, Massachusetts' Offering filing fees, legal services associated with preparation of the Offering Circular and other expenditures pertaining to filing of the Regulation A Offering.

[2] Includes a maximum of $53,000 as a non-recurring fee for advertising, printing and other administrative and promotional expenses associated with solicitation costs for raising capital through this Offering.

[3] The Manager will receive a non-recurring acquisition fee of 3% of the total capital raised by this Offering.

[4] Property Acquisitions Costs include the costs of identifying, inspecting and negotiating for the rental apartments, costs of professional inspectional services such as: building, zoning, environmental, structural, appraisal and other specialized evaluations of the property.

[5] Capital Improvement Reserves will be held in the Company and used as needed for any anticipated, unexpected or emergency expenditures associated with management, maintenance or operating expenses that are not budgeted into the property's scheduled operating expenses.

[6] This amount will be used as a down payment on the identified property to obtain a 75% LTV (loan-to-value) commercial real estate loan and for the associated closing fees charged by the lending institution. The amount of such loan is anticipated to be between $2,544,000 (Minimum Offering) to $13,314,000 (Maximum Offering). See pg. 28, Question 10(a).

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The Company has established the minimum Offering amount at $1,000,000.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

To acquire the anticipated 465 residential apartment units, the Company will combine investor funds raised through this Offering with a commercial real estate loan from an institutional lender.

The amount of funds to be borrowed from an institutional lender is anticipated to be seventy five percent (75%) loan-to-value (LTV) of the properties purchase price. If this Offering raises the maximum amount of $5,000,000, the commercial loan will amount to approximately $13,314,000 with conventional terms offered by the lender. If the Company will raise less than the maximum Offering amount, the number of apartments purchased and the amount of the commercial real estate financing will be scaled down proportionally. However, the loan amount is anticipated at the same LTV.

The exact lender and specific loan terms are not known at the time of filing of this Offering. The approval for a commercial real estate loan depends on common factors characteristic to standard commercial real estate loans and the associated underwriting process. However, the Company has reasonable basis to believe that it will be able to obtain such a commercial real estate loan because the funds raised by this Offering will be used to amount to 25% for of the purchase price for a down payment. Based on current underwriting criteria, such down payment is considered sufficient to secure a loan on multifamily residential properties. The LTV may be as low as 70% or as great as 80% whereby the Company will use the Offering proceeds for a 30% or 20% down payment, respectively.

The terms and conditions of an institutional loan cannot be precisely determined by the Company at the time of this Offering. However, the Company uses conservative assumptions based on the current lending industry trends, with the current fixed APR of 5.5%, amortized over 30 years with a 10 year note term. The Company may be able to obtain better terms and the projected profitability will increase from the current financial projections. There is a chance, however, that the Company will have to obtain less favorable terms and the Company may agree to such terms if they do not significantly alter the projected profitability targets.

The ability to obtain bank financing is critical to the business objectives of the Company. See pg. #, Question 2: *Risk Factors*, item 12 for risks associated with the Company not receiving outside financing as a commercial real estate loan and therefore the Company would not be able to achieve its objectives.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

The Company does not have any current indebtedness and none of the Offering proceeds would be used to retire indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The Company does not intend to use any amount of the Offering proceeds to acquire assets outside the ordinary course of the Company's business. The assets that the Company will acquire with the Offering proceeds are approximately 465 residential rental apartments in Texas which comprise the business of the Company. Additionally, a portion of capital – in the form of reserves amounting to $250,000 (for the maximum Offering) that the Company is planning to set aside (see pg. 27, Question 9(a): *Use of Proceeds*, item *Capital Improvement Reserves*) – may be used to purchase assets necessary for operating rental apartments (e.g. leasing supplies, tools and equipment). However, such assets would be strictly within the scope of the Company's business and no assets will be purchased from the Company's Officers, Directors, employees, stockholders or other associated parties.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Legal & Accounting, Copying & Advertising expenses associated with the costs of this Offering (see pg. 27, Question 9(a): *Use of Proceeds*, category *Offering Expenses*) will initially be advanced by the Company's Manager and the Offering sponsor, AFA Investments, LLC. These expenses include the costs for the Company incorporation fees, legal services associated with preparation of the Offering Circular, Massachusetts' Offering filing fees, advertising and marketing costs for the purpose of raising capital. Therefore, Legal & Accounting and Copying & Advertising expenses will be reimbursed from the gross Offering proceeds by the Company to the Manager.

Additionally, the Company hereby discloses that the legal services associated with this Offering are provided by Attorney Frank J. Addivinola, Jr., the Chief Executive Officer (CEO) & Chief Financial Officer (CFO) of the Company and he is the ultimate person to make decisions for the Company throughout its existence (see disclosure on pg. 4, Part I - *Notification*, Item 8 – *Relationship with Issuer of Experts Named in Offering Statement*). Therefore, the legal expenses to be paid as per Question 9(a): *Use of Proceeds* (pg. 27), will be paid to Attorney Addivinola for legal services billed at a standard rate for similar professional services.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

At the present time, the Company is not experiencing any cash flow problems because there are no significant cash needs until the Company purchases the rental apartments. The Company will not have any significant operating expenses to support until it acquires the rental properties. From the date of purchase, the majority of the Company's operating expenses will be property-related. The Company is not in breach of any note, loan, lease or other indebtedness or financing arrangements. The Company is not bound by such obligations at the time of filing this Offering.

Within the next 12 months, the Company does not anticipate having cash flow or liquidity problems. The Company believes that its business plan will allow it to avoid cash flow problems by acquiring rental apartment properties that generate sufficient revenue at the time of purchase to meet expenses. However, there is an inherent risk in real estate of future cash flow or liquidity problems. See pg. 46, Question 46, table *Projections of Rental Cash Flow* for projected cash flows.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

As described in Question 9(a) *Use of Proceeds* (pg. 27), approximately $4,438,000 of the net proceeds (after funds allocated for Acquisition Costs and Capital Reserves totaling $300,500 – see pg. 27, Question 9(a): *Use of Proceeds*, section *Net Proceeds from Offering*) will be used as a down payment and associated closing costs for the purchase of 465 rental multifamily apartments.

As stated in Question 11 (pg. 29), the nature of the proposed business provides that cash requirements for property operations are supported by the rental cash flow of the property. Additionally, there are no significant anticipated cash needs for the Company until the properties are purchased. Therefore, the Company is not planning to raise additional funds to support its operations.

The Company is relying on funds generated by rental revenue from the apartments to support operations of the business. While the Company is not able to support this claim by past performance because the Company is in the development stage, the Company's business model is to acquire residential rental properties that have a history of sufficient occupancy for profitable operations. The due diligence on the target rental properties will be completed prior to purchase. Due diligence includes in-depth financial analysis of the properties' operations and verifications of all financial and operating data (see

Based on this business model and analysis, the Company is not anticipating a need to raise funds for funding its operations via the sale of shares or from other financing sources.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	8 /12 /2011*	Minimum	Maximum
Debt:			
Short-term debt (average interest rate ___%)	$ 0	$ 0	$ 0
Long-term debt (average interest rate __%)	$ 0	$1,000,000	$5,000,000
Total Debt	$ 0	$1,000,000	$5,000,000
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
______________________	$ 0	$ 0	$ 0
Common stock — par or stated value	$ 8,115	$ 8,115	$ 8,115
Additional paid in capital	$ 0	$ 0	$ 0
Retained earnings (deficit)	$ 0	$ 0	$ 0
Total stockholders equity (deficit)	$ 8,115	$ 8,115	$ 8,115
Total Capitalization	$ 8,115	$1,008,115	$5,008,115

* See pg. #, Exhibit X: *Balance Sheet*

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
None	N/A	$ N/A

Number of common shares authorized: 8,115 shares. Par or stated value per share, if any: $ 1.00

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[ ] Preferred or Preference Stock
[X] Notes or Debentures
[ ] Units of two or more types of securities composed of:___
[ ] Other:____

15. These securities have:

Yes	No
[ ]	[X] Cumulative voting rights
[ ]	[X] Other special voting rights
[ ]	[X] Preemptive rights to purchase in new issues of shares
[X]	[ ] Preference as to dividends or interest
[X]	[ ] Preference upon liquidation
[ ]	[ ] Other special rights or preferences (specify):___

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ______/______/______
Date when conversion expires: ______/______/______

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate?

The Company offers an escalated fixed interest rate based on the individual initial investment.

The securities (notes of debentures) offered by the Company are paying a fixed annual simple interest rate between 6.25 and 7.00% according to the following schedule:

Initial Investment:	Interest Rate:
$ 100,000 – 225,000	6.25 %
$ 250,000 – 475,000	6.50 %
$ 500,000 – 975,000	6.75 %
$ 1,000,000 and over	7.00 %

The interest offered to the subscribers according to the above schedule initiates from the purchase of the properties and the commencement of business operations. Investor's funds are deposited into escrow until the acquisition of the rental properties and earn the market rate according to the terms offered by the escrow bank.

Interest distributions are to be paid by the Company quarterly to the subscribers. Table *Projected Schedule of Distributions to Investors* (Question 46, pg. 49) describes the distribution schedule according to which the Company will distribute its first interest payment to subscribers after the close of the second full quarter from the purchase date of the property. For example, if the closing date is December 15, the first interest payment will be distributed on June 30 and each quarter thereafter (March 31, June 30, September 30, December 31). Interest distributions and statements of accounts will be issued within 10 business days from the close of the quarter.

If the initial subscription funds were designated from a self-directed retirement account (i.e. IRA, Keogh account) the scheduled interest and capital distributions will be issued to the self-directed retirement account of the subscriber.

If interest rate is variable or multiple rates, describe: Interest rates are fixed as described above.

(2) What is the maturity date?_ 6 years from the purchase of the rental apartment property.
If serial maturity dates, describe:

(3) Is there a mandatory sinking fund? [ ] Yes [X] No

The Company projects that in addition to the scheduled interest payments, the Company will distribute capital repayment funds during quarterly distributions. The capital repayment schedule is contained in table *Projected Schedule of Distributions to Investors*, items *Capital Distributions* and *Total Capital Distributions* (Question 46, pg. 49).

According to the Capital Distribution Schedule, the Company anticipates to repay approximately 50% of the subscribers' initial Offering investment by the end of year 6 from the rental property Operating Revenue. The balance of the subscribers' capital will be repaid by one of the several exit strategies (Question 45, pg. 44)

(4) Is there a trust indenture? [ ] Yes [X] No
See pg. 11, Question 2: *Risk Factors*, item 22.

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No

The Company is raising funds through this Offering to purchase real property consisting of approximately 465 multifamily rental apartments. The securities offered by the Company are in the form of debt financing. The assets of the Company are tangible real property held in the name of the Company. The real property is not to be purchased from the Officers, Directors or affiliates of the Company.

There will be a commercial real estate mortgage as a secured interest in the property superior to the interest of the subscribers of this Offering or of the Company. As standard in real property financing procedures, in the event of default, the mortgagee (i.e. commercial lender) has the right to foreclose on the property to recapture the outstanding balance of the note. If there are surplus proceeds following the sale of the property by mortgagee, any party with an interest in the Company's assets (i.e. subscribers), can assert those claims against the Company and its assets. See Question 10(a) (pg. 28) for the percentage rates to be borrowed from the lender. See Question 2, *Risk Factors*, items 12, 15 (pg. 9-10) for associated risks.

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $ 0

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ 0

How much indebtedness is junior (subordinated) to the securities? $ 0

Following the subscription of this Offering, the Company will incur a mortgage secured by the multifamily rental properties that comprise the business of the Company (see pg. 28, Question 10(a)). Therefore, the Company will be obligated to satisfy the mortgage payments prior to disbursement to the subscribers. However, aside from acquisition financing (i.e. mortgage), the Company will not incur additional secured debt other than for the returning the balance of the investor's capital at the maturity of the securities.

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Pro Forma*	
	Minimum	**Maximum**
"Earnings" / "Fixed Charges"	$312,415 / 229,654 = 1.36	$1,562,077 / 1,148,270 = 1.36

* Based on Year 1 of Financial Projections (pg. 48, Question 46, table *Projections of Net Operating Income Allocation*). See pg. 10, Question 2: Risk Factors, item 14.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

Not applicable to the Company because the securities offered are debt securities and not preference or preferred stock.

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

The securities offered are debt securities and therefore this question is not applicable.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 0 There is no deficit.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company will use its own best efforts to sell the securities to the public and is not engaging any selling agents.

Name: ______________________________
Address: ____________________________
Telephone: __________________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether

the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No agents or finders are being compensated or commissioned for selling the Offering securities.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

No agents or finders are being compensated or commissioned for selling the Offering securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Frank J. Addivinola, Jr., Esq., CEO, CFO
Address: 276 Washington Street, #305, Boston, MA 02108
Telephone No.: (617) 777-5936

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [X] Yes [ ] No

The securities offered by the Company are debt securities and are only being offered to qualified investors who meet the Suitability Standards established by the Company. The Company has established Suitability Standards for the protection of all investors. The Company strives to achieve an "investor profile" whereby investors have similar investment experience and financial capabilities for the purpose that each investor has experience in making investment decisions, appreciates the risks associated with the Offering and has the financial capabilities to bear these risks.

The Suitability Standards for an investment in the Company were established after considering the Risk Factors (Question 2, items 1-31, pg. 8-11) and are as follows:

- Investors should be financially able to bear the risk of a complete loss of their investment because an investment in real estate, like most other businesses, has many risk factors associated with it.
- Investors should be prepared to continue in the investment until disposition of all the Company's rental apartments because an investment in these securities may have little, if any, liquidity and a market for the resale of these securities may not exist. Investors should be in a financial position that will enable them to hold the securities for the period of time projected, or longer, and this investment should be considered long term in nature.
- Investors should be in financial position not to rely on the interest payments generated by these securities for the purpose of paying their living expenses. It is possible that the Company will determine to fund additional reserves from the cash flow generated by the properties if at the time it will be beneficial (or critical) for the investment as a whole and there may not be any cash available for periodic distribution from operations.

The Company requires that all potential investors complete a Subscription Agreement (Exhibit D, pg. 76) prior to the purchase of the securities whereby they acknowledge that they meet the established suitability standards and further understand the financial, tax and other risks associated with this investment.

The Company reserves the right to refuse the purchase of the securities by any individual if the Company has a reasonable basis to believe that this individual is not fit for this investment or for any other reason.

Investors wishing to transfer their securities are required to obtain the consent of the Company prior to such a transfer. The Suitability Standards and the requirement to complete the Subscription Agreement apply to any future investors who wish to purchase from an existing investor. The Company reserves a first-right of purchase, but not an obligation, for any investor seeking to sell their securities.

These securities are solicited only to residents of the Commonwealth of Massachusetts.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Eastern Bank
63 Franklin Street,
Boston, MA 02110
Phone: 617-526-0170

See pg. 87, Exhibit E: *Escrow Agreement*.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

If the minimum proceeds of $1,000,000 are not raised within a period of 9 months after the Offering becomes qualified by the Securities and Exchange Commission and Massachusetts Securities Division, all funds, including any interest earned thereon (as per the escrow bank) will be returned to the investors or their designated self-directed retirement account. If funds are returned to investors because the minimum subscription amount was not reached, interest will be paid to investors within 10 days of receipt of interest earned from the escrow bank.

(c) Will interest on proceeds during escrow period be paid to investors? [**X**] Yes[ ] No

The interest paid on the investment prior to the purchase of the rental apartments will be in accordance with the interest rate provided by the escrow bank during the term that the funds are held. When the rental apartments are purchased and funds are withdrawn from escrow for the acquisition of the property, interest earned from the escrow bank will be added to the investors' first interest distribution (see Question 17(a), pg. 32).

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

The Company has never sold any securities in the past and has no outstanding shares. Therefore, this question is not applicable to the Company.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company is in the development stage and has no history of operations. The Company has never paid dividends or made any other distributions. Therefore, this question is not applicable to the Company.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Name: Frank J. Addivinola, Jr., Esq. Age: 51 years old

Office Street Address: 276 Washington Street #305, Boston, MA 02108 Telephone No.: (617) 777-5936

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

9/2010 – present: Northeastern University, Boston, MA, Instructor for Introduction to Law
Classroom instructor in undergraduate program for Law, Policy and Society majors.

11/2009-present: Law Office of Frank J. Addivinola, Jr., Boston, MA, Founder & Principal
Landlord/ tenant law, zoning, contract review and negotiations, business formation and filings, business permitting, business and corporate consulting, alternative dispute resolutions (ADR), estate planning, employment law, intellectual property.

1/2009-present: Boston Science Review, Boston, MA
Founder and scientific editor for OnlineMCATprep.com, MCAT test preparation service in Biological and Physical Sciences for medical school applicants.

9/2008 – present: Lasell College, Newton, MA, Instructor for Forensic Chemistry & Nutrition
Classroom instructor in the undergraduate program.

1/2008 –6/2011: Quincy College, Quincy, MA, Instructor for Biological Sciences.
Classroom instructor for Biology I & II, Microbiology, Physical Science, Nutrition and Human Anatomy & Physiology.

6/2001-12/2006: Odessa Group, Odessa, Ukraine, Managing Director
Analyzed and identified budgetary issues to optimize the financial performance of business operations, identified and addressed complex local and international business and tax issues, used financial proformas to meet targeted projections, developed methods for financial reporting.

Education (degrees, schools, and dates): See pg. 88, Exhibit F: *Curriculum Vitae*

Suffolk University Law School, Boston, MA
Master of Laws (LL.M.) in Global Law & Technology, 2010

Suffolk University Law School, Boston, MA
Juris Doctorate (JD), 2009

University of Maryland University College, College Park, MD
Master's of Business Administration (MBA), General Management, 2001

Johns Hopkins University, Baltimore, MD
Master's of Science (MS), Biotechnology, 1999

University of Maryland University College, College Park, MD
Master's of Science, Technology Management (MSTM), 1997

Harvard University Extension School, Cambridge, MA
Master's in Liberal Arts (ALM) with concentration in Biology, 1996

Williams College, Williamstown, MA
Baccalaureate (BA), Biology, 1983

Also a Director of the Company [**X**] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer:

Name: Angelica Chuvilina Age: 26 years old

Office Street Address: 276 Washington Street #305, Boston, MA 02108 Telephone No.: (617) 777-5936

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

11/2009-present: Law Office of Frank J. Addivinola, Jr., Boston, MA, Paralegal
Prepared and summarized contracts and legal documents including civil motions, performed legal and records research, checked legal forms for accuracy, prepared reports and correspondence.

6/2003-9/2009: Odessa Group, Odessa Ukraine, Executive Administrator
Executed strategies for operational management, directed and supervised functions and performance of customer service and IT departments, directed external marketing activities of promotion and advertising, monitored and reported on operational effectiveness, ensured compliance with organizational requirements and government regulations.

Education (degrees, schools, and dates):

Odessa College of Tourism and Hospitality, Odessa, Ukraine
Baccalaureate in Hospitality Management, High Honors, 2004

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Frank J. Addivinola, Jr., Esq.

See Question 29: *Chief Executive Officer*, pg. 37

32. Other Key Personnel:

(A) Name: To be determined – refer to Question 3(f) (pg. 15) for Organizational structure

Also a Director of the Company [ ] Yes [ ] No decision pending

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: up to 3 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: To be determined - pending commencement of operations Age: ______

Title: ______

Office Street Address: ______ Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: Not applicable Age: ______

Title: ______

Office Street Address: ______ Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: Not applicable Age: ______

Title: ______

Office Street Address: ______ Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[**X**] Yes [ ] No Explain:

Between 1983 and 1993, Frank J. Addivinola, Jr., the CEO and CFO of the Company, owned and managed a real estate company that owned rental apartments and condominiums. He managed and supervised a staff of 17 employees and additional sub-contractors, executed feasibility studies and financial analysis, negotiated profitable acquisitions and secured financing, supervised renovations and construction, matched and qualified prospective buyers for listings, prepared Purchase and Sales agreements.

From 2001 to 2006, Frank J. Addivinola, Jr. served as Managing Director of Odessa Group, an organization that managed rental apartments for private landlords. Odessa Group was engaged in apartment leasing, management and maintenance activities for long-term and short-term residential and corporate rentals.

From 2003 till 2009, Angelica Chuvilina, the COO of the Company, served as the Executive Administrator for Odessa Group and was directly responsible for coordination of operating activities of the organization.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None of the Officers or Directors are bound by non-disclosure agreements.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Frank J. Addivinola, Jr. has conducted operations in the development stage when he began his business career as founder and principal of a real estate development and management company between the years 1984 and 1993 whereby he established two condominium associations, developed their by-laws, rules and regulations, served as President of the condominium associations.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

The Company's key personnel are employees and not consultants or independent contractors.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company is planning, upon acquisition of the rental properties, to obtain a Life Insurance policy for up to $2,000,000 on its Chief Executive Officer, Frank J. Addivinola, Jr., with the arrangements of beneficial proceeds being paid to the Company with the stipulation that the proceeds be used to redeem securities from investors with the remainder being paid to the surviving spouse or designated beneficiary.

The Company is also planning to obtain a Life Insurance policy for up to $2,000,000 on its Chief Operating Officer, Angelica Chuvilina, with the arrangements of beneficial proceeds being paid to the Company with the stipulation that the proceeds be used to redeem securities with the remainder being paid to the surviving spouse or designated beneficiary.

The cost of the life insurance policy for both Officers is included in the Admin and Office Fee of operating expenses (see pg. 46, Question 46, table *Projections of Operating Expense*, item *Admin and Office Fee*).

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

None of the Company's Officers, Directors or other key personnel filed a voluntary or involuntary petition under the Bankruptcy Act or any State insolvency law within the past five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price / Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
AFA Investments, LLC[1] Common stock	$1.00	8,115[2, 3]	100%	8,115	100%

Office Street Address:
276 Washington Street, #305
Boston, MA 02108

Telephone No.: (617) 777-5936

Principal occupation: Manager of the Company

---

[1] AFA Investments, LLC is owned and controlled by Frank J. Addivinola, Jr. and Angelica Chuvilina, the Officers and Directors of the Company. See Question 29, pg. 37 and Question 30, pg. 38.

[2] The amount of $7,915 was paid in consideration other than cash. Assets included in this value are listed on the balance sheet (see pg. 45, Question 46, table *Balance Sheet*).

[3] See pg 42, Question 39(a) for the family relationship disclosure .

38. Number of shares beneficially owned by Officers and Directors as a group: Before offering: 8,115 shares (100% of total outstanding)

After offering: a) Assuming minimum securities sold: 8,115 shares (100% of total outstanding)
b) Assuming maximum securities sold: 8,115 shares (100% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Frank J. Addivinola, Jr. (CEO, CFO & Director) and Angelica Chuvilina (COO & Director) are married.

(c) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not made loans to or is doing business with any of its Officers, Directors, key personnel, stockholders or any of their relatives. Therefore, the question is not applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of the Company's Officers, Directors, key personnel or stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations. However, it may be necessary for the Company Officer(s) to sign and personally guarantee a commercial real estate loan secured by the apartment rental property.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	**Other**
Chief Executive Officer	$ 0	$ 0
Chief Operating Officer	$ 0	$ 0
Chief Accounting Officer (CFO)	$ 0	$ 0
Key Personnel:	$ 0	$ 0
Others:	$ 0	$ 0
Total:	$ 0	$ 0
Directors as a group (# of persons)	$ 0	$ 0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

(c) If any employment agreements exist or are contemplated, describe:

Compensation for Officers of the Company is subordinate to the interest distributions of the investors. Each quarter, after the Company pays operating expenses, mortgage payments and interest distributions to investors, the Manager will receive a payment equal to total scheduled Officers' compensation. This payment is subordinate to operating expenses, lender debt service and investor's interest distributions to provide incentive to the Manager to oversee and monitor the properties operations in an efficient and profitable manner.

The Company anticipates compensating the Manager, AFA Investments, LLC for the remuneration of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer in the annual amount of $212,000 calculated at $135,000 for the annual salary and benefits of the Chief Executive and Chief Financial Officer and $77,000 for the annual salary and benefits of the Chief Operating Officer. The Officers' salary will accrue 45 days prior to the date of closing on the rental properties. See pg. 48, Question 46, table *Projections of Net Operating Income Allocation*, item *Officers' Compensation.*

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

No outstanding purchase agreements, stock options, warrants or rights.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

No outstanding purchase agreements, stock options, warrants or rights.

(d) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

No outstanding purchase agreements, stock options, warrants or rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company does not depend on trade secrets or key personnel other than the Officers.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Neither the Company nor its Officers are subject or a party to any known present or potential litigation.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is a Massachusetts Limited Liability Company (LLC), therefore this question is not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Hereby follows the discussion about exit strategies anticipated by the Company to retire the investors' debt at the end of the 6 year subscription period.

As per Question 17(3) (pg. 33), based on the financial projections of the Company, the Company is planning to gradually retire approximately 50% ($2,500,000 for the Maximum Offering) over the course of 6 years by issuing periodic capital repayments to investors from the cash flows generated by the rental apartments (see pg. 48, Question 46, table *Projections of Net Operating Income Allocation,* item *Capital Repayment* and pg. 49, Question 46 table *Projected Schedule of Distributions to Investors*, item *Capital Distributions*).

At the end of the 6 year subscription period, the Company will use one of the possible strategies to repay the investors the balance of their capital investment. One possible exit strategy is to liquidate (sell) the rental apartment properties and use the sale proceeds to repay the investors. Another exit strategy is to refinance the commercial loan on the property to generate funds to be used to retire the investors' debt. Another exit strategy is to refinance the investors' debt (i.e. raise private capital from new investors) to retire their notes.

The choice of the exit strategy will depend on the number of conditions and circumstances at the time of the notes' maturity such as: the properties' assessed value, the capital markets, present and forecasted real estate market conditions, interest rates and other national and local economic factors.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Texaplex Properties, LLC

BALANCE SHEET

as of August 12, 2011

(UNAUDITED)

ASSETS	$
Cash	200
Computer and printer	1,740
Fax machine	345
Equipment and tools	1,350
Legal services	46,500
Office equipment	2,700
Office furniture	975
Reference resources	275
Software	530
Total Assets	**$ 54,615**

LIABILITIES AND OWNER'S EQUITY	$
Accounts payable	0
Accrued salaries and wages	0
Legal and accounting services payable	46,500
Long-term debt	0
Short-term debt	0
Total Liabilities	**$ 46,500**

OWNER'S EQUITY	$
Owner's investment	8,115
Retained earnings	0
Legal and accounting services payable	46,500
Long-term debt	0
Short-term debt	0
Total Owner's Equity	**8,115**

TOTAL LIABILITIES AND OWNER'S EQUITY	$ 54,615

FINANCIAL PROJECTIONS

The business, operating and financial information contained in the Financial Projections were prepared by the Company based on the current estimate of future performance. The projected results are based on assumptions and events over which the Company and the Management have little or no control. Additionally, the results will depend on the Company's success in managing the rental properties. The Company's Management used its best judgment in selecting the assumptions underlying the projected information; however, the projections are uncertain because the facts underlying the assumptions affect the projections. If the assumed events do not materialize, then the actual results may vary from the projected results. Therefore, the Company may not achieve the financial results set forth in the Financial Projections.(pg. 10, Question 2: Risk Factors, item 14)

Projections of Rental Cash Flow

Unit Type[1]	No. of Units	Monthly Rent[2]	Yearly Rent	Total
Efficiency	24 (5%)	495	5,940	142,560
1 Bedroom	251 (54%)	635	7,620	1,912,620
2 Bedroom	167 (36%)	800	9,600	1,603,200
3 Bedroom	23 (5%)	940	11,280	259,440
Scheduled Annual Rental Income (Year 1)				**3,917,820**

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Gross income						
Scheduled Annual Rental Income[3]	3,917,820	4,054,820	4,257,691	4,470,575	4,694,104	4,928,809
Vacancy Allowance[4]	(470,738)	(405,494)	(383,192)	(402,352)	(422,469)	(443,593)
Application Fees[5]	13,950	13,950	16,275	16,275	18,600	18,600
Late Fees[6]	-	-	-	-	-	-
Laundry & Vending Income	122,295	128,410	134,830	141,572	148,650	156,083
Effective Gross Income	**3,583,927**	**3,791,809**	**4,025,604**	**4,226,070**	**4,438,885**	**4,659,899**

[1] The anticipated unit mix is an assumption only and the Company cannot predict the exact number of each unit type.

[2] The projected monthly rent is an estimate only based on the current average market rent and the Company cannot guarantee that these rents will not increase or decrease.

[3] Annual rental revenue increases is calculated at 3.5% inflation rate.

[4] The projected vacancy rate is an estimate only and projected to be 12% during the Year 1, 10% for Year 2 and 9% for the years thereafter.

[5] The application fees are estimated to be $30 per rental application for the first two years, $35 for the following two years and $40 for the years thereafter.

[6] While some revenue might be available from late fees, the Company does not rely on such fees for revenue.

Projections of Operating Expenses

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Operating Expenses[1]						
Accounting & tax filing fees	5,580	5,775	5,977	6,187	6,403	6,723
Admin Fee & Office (3.5%)[2]	125,437	132,713	140,896	147,912	155,361	163,096
Electric - *common & grounds*	24,130	231,975	240,094	248,497	257,194	66,196
HVAC maintenance	65,100	67,379	69,737	72,178	74,704	77,318
Insurance - *property & liability*	120,900	125,132	129,511	134,044	138,736	143,591
Maintenance - *labor* (10.5%)[3]	376,312	398,140	422,688	443,737	466,083	489,289
Maintenance - *supplies* (3.5%)[4]	125,437	132,713	140,896	147,912	155,361	163,096
Management fee (10.5%)[5]	376,312	398,140	422,688	443,737	466,083	489,289
Marketing & Advertising[6]	20,460	21,176	21,917	22,684	23,478	24,300
Miscellaneous[7]	6,510	6,738	6,974	7,218	7,470	7,732
Landscaping	15,810	16,363	16,936	17,529	18,142	18,777
Legal, Permits & Licenses[8]	14,880	15,401	15,940	16,498	17,075	17,673
Pool Maintenance	19,065	19,732	20,423	21,138	21,878	22,643
Pest Control	12,090	12,513	12,951	13,404	13,874	14,359
Security service	10,695	11,069	11,623	12,204	12,814	13,455
Taxes - *real estate*	197,160	204,061	211,203	218,595	226,246	234,164
Trash collection	23,715	24,545	25,404	26,293	27,214	28,166
Vehicle & Transportation	38,130	39,465	40,846	42,275	43,755	45,286
Water & sewer - Master meter	244,125	252,669	261,513	270,666	280,139	289,944
Total Operating Expenses	**2,021,849**	**2,115,699**	**2,218,217**	**2,312,709**	**2,412,009**	**2,515,101**
Operating Expenses / Revenue	**56.4%**	**55.8%**	**55.1%**	**54.7%**	**54.3%**	**54.0%**

[1] Annual increase in operating expenditures are calculated at 3.5% inflation rate.

[2] Calculated at 3.5% of the Effective Gross Income for the cost of administering the investment fund, Massachusetts office expenses, Board of Director's meeting expenses, scheduled investor communications, periodic government (e.g. SEC, IRS etc.) and investor reporting, accounting and internal audits, and key man life insurance (pg. 40, Question 35(e)).

[3] Calculated at 10.5% of the Effective Gross Income for wages and benefits for Maintenance division - see Question 3(f), pg. 19-20.

[4] 3.5% of the Effective Gross Income is allocated for maintenance materials costs such as: janitorial, glass, lighting, paint, electrical, plumbing, appliance repair, flooring, door and window, hardware, tools, equipment, HVAC supplies etc.

[5] Calculated at 10.5% of the Effective Gross Income for wages and benefits of Management division - see Question 3(f), pg. 19.

[6] Budget for advertising and promotional material, websites, newsletter, resident communications, welcome & renewal offers and incentives - see Question 3(c), pg. 14.

[7] Funds for unexpected expenditures.

[8] Budget for periodic SEC filings, corporate state (MA & TX) registration fees, evictions, contract reviews etc.

Projections of Net Operating Income Allocation

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Effective Gross Income	3,583,927	3,791,809	4,025,604	4,226,070	4,438,885	4,659,899
Total Operating Expenses	(2,021,849)	(2,115,699)	(2,218,217)	(2,312,709)	(2,412,009)	(2,515,101)
Net Operating Income	1,562,077	1,676,110	1,807,387	1,913,362	2,026,876	2,144,799
Investors' Interest Distributions[1]	(241,125)	(314,990)	(300,884)	(278,821)	(248,801)	(256,557)
Debt Service on the Loan[2]	(907,145)	(907,145)	(907,145)	(907,145)	(907,145)	(907,145)
Debt Coverage Ratio[3]	**1.46**	**1.50**	**1.66**	**1.80**	**1.96**	**2.08**
Cash Flow	413,807	453,975	599,358	727,396	870,930	981,096
Officers' Compensation[4]	238,500[5]	224,000	235,000	247,000	260,000	273,000
Available for Capital Repayment	175,307	229,975	364,358	480,396	610,930	708,096
Estimated Capital Repayment[6]	90,000	180,000	330,000	450,000	580,000	690,000
Cash Surplus	**85,307**	**49,975**	**34,358**	**30,396**	**30,930**	**18,096**

Projections of Net Increase in Cash Reserves

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Beginning of the Year	250,000[7]	335,307	385,282	419,640	450,036	480,966
Cash Surplus	85,307	49,975	34,358	30,396	30,930	18,096
End of the Year	**335,307**	**385,282**	**419,640**	**450,036**	**480,966**	**499,062**

[1] See pg. 49, table *Projected Schedule of Distributions to Investors*, item *Interest Distributions*.

[2] Payments are estimated at 5.5% fixed APR, amortized over 30 years on the loan amount of $13,314,000. See pg. 28, Question 10(a).

[3] Calculated (after investors' interest distributions) as a ratio of income to debt service payments.

[4] See pg. 42, Question 40(c).

[5] The first year of Officers' compensation payments includes the compensation accrued for 45 days prior to purchase of the property which coincides with commencement of the Company's operations.

[6] See pg. 49, table *Projected Schedule of Distributions to Investors*, item *Capital Distributions*.

[7] The original amount of capital reserves (see pg. 27, Question 9(a): *Use of Proceeds*, item *Capital Improvement Reserves*). These funds may be used as necessary and therefore may not be available by the end of the note holding period.

Projected Schedule of Distributions to Investors

Year 1	Months 1-3	Months 4-6	Months 7-9	Months 10-12	Year 1 Total
Principal Balance	5,000,000	5,000,000	5,000,000	5,000,000	**4,910,000**
Accrued Interest	80,375	80,375	80,375	80,375	**562,625**
Interest Distributions	---	80,375	80,375	80,375	**241,125**
Capital Distributions	---	---	---	90,000	**90,000**

Year 2	Months 1-3	Months 4-6	Months 7-9	Months 10-12	Year 2 Total
Principal Balance	4,910,000	4,865,000	4,820,000	4,775,000	**4,730,000**
Accrued Interest	78,928	78,205	77,482	76,758	**311,373**
Interest Distributions	80,375	78,928	78,205	77,482	**314,990**
Capital Distributions	45,000	45,000	45,000	45,000	**180,000**

Year 3	Months 1-3	Months 4-6	Months 7-9	Months 10-12	Year 3 Total
Principal Balance	4,730,000	4,647,500	4,565,000	4,482,500	**4,400,000**
Accrued Interest	76,035	74,709	73,382	72,056	**296,182**
Interest Distributions	76,758	76,035	74,709	73,382	**300,8884**
Capital Distributions	82,500	82,500	82,500	82,500	**330,000**

Year 4	Months 1-3	Months 4-6	Months 7-9	Months 10-12	Year 4 Total
Principal Balance	4,400,000	4,287,500	4,175,000	4,062,500	**3,950,000**
Accrued Interest	70,730	68,922	67,113	65,305	**272,070**
Interest Distributions	72,056	70,730	68,922	67,113	**278,821**
Capital Distributions	112,500	112,500	112,500	112,500	**450,000**

Year 5	Months 1-3	Months 4-6	Months 7-9	Months 10-12	Year 5 Total
Principal Balance	3,950,000	3,805,000	3,660,000	3,515,000	**3,370,000**
Accrued Interest	63,496	61,165	58,825	56,504	**239,990**
Interest Distributions	65,305	63,496	61,165	58,825	**248,801**
Capital Distributions	145,000	145,000	145,000	145,000	**580,000**

Year 6	Months 1-3	Months 4-6	Months 7-9	Months 10-12	Year 6 Total
Principal Balance	3,370,000	3,197,500	3,025,000	2,852,500	**2,680,000**
Accrued Interest	54,173	51,400	48,627	45,854	**200,054**
Interest Distributions	56,504	54,173	51,400	94,480	**256,557**
Capital Distributions	172,500	172,500	172,500	172,500	**172,500**

Status – end of year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Principal Balance	4,910,000	4,730,000	4,400,000	3,950,000	3,370,000	**2,680,000**
Total Accrued Interest	321,500	632,873	929,055	1,201,124	1,441,124	**1,641,177**
Total Interest Distributed	241,125	556,115	856,998	1,135,819	1,384,620	**1,641,177**
Total Capital Distributed	90,000	270,000	600,000	1,050,000	1,630,000	**2,320,000**[1]

[1] This projected repaid amount, together with Cash reserves as of the end of Year 6 (table *Projections of Net Increase in Cash Reserves*), represents approximately 50% of the initial investors' capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company is in the development stage and has not yet conducted operations to generate profits or losses.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company is in the development stage and has no history of operations or track record of performance. Therefore, no trends can be analyzed or changes predicted. All Company's projections, financial analysis and business plan are based on reasonable assumptions and predictions of future performance to the best of the management's knowledge, skills and capabilities.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: n/a%. What is the anticipated gross margin for next year of operations? Approximately: n/a%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company is a service provider and this question of Gross Margin is not applicable.

50. Foreign sales as a percent of total sales for last fiscal year: %. Domestic government sales as a percent of total domestic sales for last fiscal year: %. Explain the nature of these sales, including any anticipated changes:

The Company is in the developmental stage and has no history of operations.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** —as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) **Pro Forma Financial Information.**

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III — EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.
(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.
(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.
(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.
3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.
2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.
3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)

By ______________________________

Date ___/______/______

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254. (14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

1. (15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

EXHIBITS

TABLE OF CONTENTS

EXHIBIT A
CERTIFICATE OF ORGANIZATION
AFA Investments, LLC

MA SOC Filing Number: 201151038980 Date: 8/8/2011 9:39:00 PM


The Commonwealth of Massachusetts
William Francis Galvin

Secretary of the Commonwealth, Corporations Division
One Ashburton Place, 17th floor
Boston, MA 02108-1512
Telephone: (617) 727-9640

Minimum Fee: $500.00

Certificate of Organization
(General Laws, Chapter)

Federal Employer Identification Number: 452877387 *(must be 9 digits)*

1. The exact name of the limited liability company is: AFA INVESTMENTS, LLC

2a. Location of its principal office:
No. and Street: 276 WASHINGTON STREET
#305
City or Town: BOSTON State: MA Zip: 02108 Country: USA

2b. Street address of the office in the Commonwealth at which the records will be maintained:

No. and Street: 276 WASHINGTON STREET
#305
City or Town: BOSTON State: MA Zip: 02108 Country: USA

3. The general character of business, and if the limited liability company is organized to render professional service, the service to be rendered:
ACQUISITION, DEVELOPMENT AND MANAGEMENT OF ASSETS AND THE ACQUISITION, HOLDING, LEASING, DEVELOPMENT, CONVEYANCE, AND OTHERWISE DEALING IN REAL PROPERTY, EITHER ALONE OR IN CONJUNCTION WITH OTHER INDIVIDUALS AND ENTITIES, AND ANY BUSINESS RELATED THERETO OR USEFUL IN CONNECTION THEREWITH. THE LLC SHALL BE PERMITTED TO ENGAGE IN ANY AND ALL LAWFUL BUSINESS ACTIVITIES, TRADE OR PURPOSE INCLUDING THE GUARANTEE OF OBLIGATIONS OF ANY MEMBER OR AFFILIATE OF ANY MEMBER.

4. The latest date of dissolution, if specified:

5. Name and address of the Resident Agent:
Name: FRANK J. ADDIVINOLA, JR.
No. and Street: 276 WASHINGTON STREET
#305
City or Town: BOSTON State: MA Zip: 02108 Country: USA

I, FRANK J. ADDIVINOLA, JR. resident agent of the above limited liability company, consent to my appointment as the resident agent of the above limited liability company pursuant to G. L. Chapter 156C Section 12.

6. The name and business address of each manager, if any:

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code
MANAGER	FRANK JOHN ADDIVINOLA JR.	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA

MANAGER	ANGELICA CHUVILINA	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA

7. The name and business address of the person(s) in addition to the manager(s), authorized to execute documents to be filed with the Corporations Division, and at least one person shall be named if there are no managers.

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code

8. The name and business address of the person(s) authorized to execute, acknowledge, deliver and record any recordable instrument purporting to affect an interest in real property:

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code
REAL PROPERTY	FRANK JOHN ADDIVINOLA JR.	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA

9. Additional matters:

SIGNED UNDER THE PENALTIES OF PERJURY, this 8 Day of August, 2011,
FRANK J. ADDIVINOLA, JR.

(The certificate must be signed by the person forming the LLC.)

© 2001 - 2011 Commonwealth of Massachusetts
All Rights Reserved

MA SOC Filing Number: 201151038980 Date: 8/8/2011 9:39:00 PM

THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears that the provisions of the General Laws relative to corporations have been complied with, and I hereby approve said articles; and the filing fee having been paid, said articles are deemed to have been filed with me on:

August 08, 2011 09:39 PM



WILLIAM FRANCIS GALVIN

Secretary of the Commonwealth

EXHIBIT B
CERTIFICATE OF ORGANIZATION
Texaplex Properties, LLC

MA SOC Filing Number: 201151112590 Date: 8/10/2011 4:56:00 AM



The Commonwealth of Massachusetts
William Francis Galvin

Minimum Fee: $500.00

Secretary of the Commonwealth, Corporations Division
One Ashburton Place, 17th floor
Boston, MA 02108-1512
Telephone: (617) 727-9640

Certificate of Organization
(General Laws, Chapter)

Federal Employer Identification Number: 452937172 *(must be 9 digits)*

1. The exact name of the limited liability company is: TEXAPLEX PROPERTIES, LLC

2a. Location of its principal office:

No. and Street: 276 WASHINGTON STREET
#305
City or Town: BOSTON State: MA Zip: 02108 Country: USA

2b. Street address of the office in the Commonwealth at which the records will be maintained:

No. and Street: 276 WASHINGTON STREET
#305
City or Town: BOSTON State: MA Zip: 02108 Country: USA

3. The general character of business, and if the limited liability company is organized to render professional service, the service to be rendered:

ACQUISITION, DEVELOPMENT AND MANAGEMENT OF ASSETS AND THE ACQUISITION, HOLDING, LEASING, DEVELOPMENT, CONVEYANCE, AND OTHERWISE DEALING IN REAL PROPERTY, EITHER ALONE OR IN CONJUNCTION WITH OTHER INDIVIDUALS AND ENTITIES, AND ANY BUSINESS RELATED THERETO OR USEFUL IN CONNECTION THEREWITH. THE LLC SHALL BE PERMITTED TO ENGAGE IN ANY AND ALL LAWFUL BUSINESS ACTIVITIES, TRADE OR PURPOSE INCLUDING THE GUARANTEE OF OBLIGATIONS OF ANY MEMBER OR AFFILIATE OF ANY MEMBER.

4. The latest date of dissolution, if specified:

5. Name and address of the Resident Agent:

Name: AFA INVESTMENTS, LLC
No. and Street: 276 WASHINGTON STREET
#305
City or Town: BOSTON State: MA Zip: 02108 Country: USA

I, AFA INVESTMENTS, LLC resident agent of the above limited liability company, consent to my appointment as the resident agent of the above limited liability company pursuant to G. L. Chapter 156C Section 12.

6. The name and business address of each manager, if any:

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code
MANAGER	AFA INVESTMENTS, LLC	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA

7. The name and business address of the person(s) in addition to the manager(s), authorized to execute documents to be filed with the Corporations Division, and at least one person shall be named if there are no managers.

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code

8. The name and business address of the person(s) authorized to execute, acknowledge, deliver and record any recordable instrument purporting to affect an interest in real property:

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code
REAL PROPERTY	AFA INVESTMENTS, LLC	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA
REAL PROPERTY	FRANK JOHN ADDIVINOLA JR.	276 WASHINGTON ST. #305 BOSTON, MA 02108 USA

9. Additional matters:

SIGNED UNDER THE PENALTIES OF PERJURY, this 10 Day of August, 2011,

AFA INVESTMENTS, LLC

(The certificate must be signed by the person forming the LLC.)

© 2001 - 2011 Commonwealth of Massachusetts
All Rights Reserved

MA SOC Filing Number: 201151112590 Date: 8/10/2011 4:56:00 AM

THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears that the provisions of the General Laws relative to corporations have been complied with, and I hereby approve said articles; and the filing fee having been paid, said articles are deemed to have been filed with me on:

August 10, 2011 04:56 AM



WILLIAM FRANCIS GALVIN

Secretary of the Commonwealth

EXHIBIT C

OPERATING AGREEMENT

TEXAPLEX PROPERTIES, LLC

THE MASSACHUSETTS
LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

TABLE OF CONTENTS (Continued)

ARTICLE I
PRELIMINARY PROVISIONS

(1) Effective Date.

This operating agreement of Texaplex Properties, LLC, effective August 10, 2011, is adopted by the members whose signatures appear at the end of this agreement.

(2) Formation.

This limited liability company (LLC) was formed by filing Articles of Organization, a Certificate of Formation or a similar organizational document with LLC filing office of the state of Massachusetts on August 10, 2011. A copy of this organizational document has been placed in the LLC's records book.

(3) Name.

The formal name of this LLC is Texaplex Properties, LLC. However, this LLC may do business under a different name by complying with the state's fictitious or assumed business name statutes and procedures.

(4) Registered Office and Agent.

The registered office of this LLC and the registered agent at this address are as follows:

Texaplex Properties, LLC, 276 Washington Street #305, Boston, MA 02018

The registered office and agent may be changed from time to time as the members or managers may see fit, by filing a change of registered agent or office form with the state LLC filing office. It will not be necessary to amend this provision of the operating agreement if and when such a change is made.

(5) Business Purposes.

The specific business purposes and activities contemplated by the founders of this LLC at the time of initial signing of this agreement consist of: Acquisition, development and management of assets and the acquisition, holding, leasing, development, conveyance, and otherwise dealing in real property, either alone or in conjunction with other individuals and entities, and any business related thereto or useful in connection therewith, including the guarantee of obligations of any member or affiliate of any member.

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of this LLC, which shall be permitted to engage in any and all lawful business activities. If this LLC intends to engage in business activities outside the state of its formation that require the qualification of the LLC in other states, it shall obtain such qualification before engaging in such out-of-state activities.

(6) Duration of LLC.

The LLC will commence business as of the date of filing and will continue in perpetuity. Further, this LLC shall terminate when a proposal to dissolve the LLC is adopted by the membership of this LLC or when this LLC is otherwise terminated in accordance with law.

(7) Fiscal Year.

The LLC's fiscal and tax year shall end December 31.

ARTICLE II
MANAGEMENT PROVISIONS

(1) Initial Members.

The initial members of the LLC, their initial capital contributions, and their percentage interest in the LLC are:

Initial Members	Percentage Interest in LLC
AFA Investments, LLC	100%

(2) Management by Managers.

This LLC will be managed by the managers listed below. All managers who are also members of this LLC are designated as "members"; nonmember managers are designated as "nonmembers."

AFA Investments, LLC, Member

276 Washington Street #305, Boston, MA 02108

(3) Nonliability of Managers.

No manager of this LLC shall be personally liable for the expenses, debts, obligations or liabilities of the LLC, or for claims made against it.

(4) President.

Frank J. Addivinola, Jr., 276 Washington Street #305, Boston, MA 02108

The President shall be the chief executive officer (CEO) of the LLC and shall preside at all meetings of the Members. The President shall have such other powers and perform such duties as are specified in this Agreement and as may from time to time be assigned by the Members of the LLC.

(5) The Treasurer.

Frank J. Addivinola, Jr., 276 Washington Street #305, Boston, MA 02108

The Treasurer shall be the chief financial officer (CFO) of the LLC. The Treasurer shall not be required to give a bond for the faithful discharge of his/her duties. The Treasurer shall: (i) have charge and custody of and be responsible for all funds and securities of the LLC; (ii) in the absence of the President, preside at meetings of the Members; (iii) receive and give receipts for moneys due and payable to the LLC from any source whatsoever, and deposit all such moneys in the name of the LLC in such banks, trust companies or other depositaries as shall be selected by the Members of the LLC; and (iv) in general perform all the duties incident to the office of treasurer and such other duties as from time to time may be assigned by the President or by the Members of the LLC.

(6) Secretary.

Angelica Chuvilina, 276 Washington Street #305, Boston, MA 02108

The secretary shall: (i) keep the minutes of the Members meetings in one or more books provided for that purpose; (ii) see that all notices are duly given in accordance with the provisions of this Agreement or as required by law; (iii) be custodian of LLC records; (iv) keep a register of the post office address of each Member; (v) certify the Member's resolutions; and other documents to the LLC as true and correct; (vi) in the absence of the President and Treasurer, preside at meetings of the Members and (vii) in general perform all duties incident to the office of secretary and such other duties as from time as may be assigned by the President or the Members.

(7) Authority and Votes of Managers.

Except as otherwise set forth in this agreement, the Articles of Organization, Certificate of Organization or similar organizational document, or as may be provided under state law, all management decisions relating to this LLC's business shall be made by its managers. Management decisions shall be approved by either of the current managers of the LLC, with each manager entitled to cast one vote for or against any matter submitted to the managers for a decision.

(8) Term of Managers.

Each manager shall serve until the earlier of the following events:

(a) the manager becomes disabled, dies, retires or otherwise withdraws from management;

(b) the manager is removed from office; or

(c) the manager's term expires, if a term has been designated in other provisions of this agreement.

Upon the happening of any of these events, a new manager may be appointed to replace the departing manager by approval of the remaining manager.

(9) Management Meetings.

Managers shall be able to discuss and approve LLC business informally, and may, at their discretion, call and hold formal management meetings according to the rules set forth in the following provisions of this operating agreement.

Regularly scheduled formal management meetings need not be held, but any manager may call such a meeting by communicating his or her request for a formal meeting to the other managers, noting the purpose or purposes for which the meeting is called. Only the business stated or summarized in the notice for the meeting shall be discussed and voted upon at the meeting.

The meeting shall be held within a reasonable time after a manager has made the request for a meeting, and in no event, later than seven days after the request for the meeting. A quorum for such a formal managers' meeting shall consist of two managers, and if a quorum is not present, the meeting shall be adjourned to a new place and time with notice of the adjourned meeting given to all managers. An adjournment shall not be necessary, however, and a managers' meeting with less than a quorum may be held if all nonattending managers agreed in writing prior to the meeting to the holding of the meeting. All such written consents to the holding of a formal management meeting shall be kept and filed with the records of the meeting. The proceedings of all formal managers' meetings shall be noted or summarized with written minutes of the meeting and a copy of the minutes shall be placed and kept in the records book of this LLC.

(10) Managers' Commitment to LLC.

Managers shall devote their best efforts and energy working to achieve the business objectives and financial goals of this LLC. By agreeing to serve as a manager for the LLC, each manager shall agree not to work for another business, enterprise or endeavor, owned or operated by himself or herself or others, if such outside work or efforts would compete with the LLC's business goals, mission, products or services, or would diminish or impair the manager's ability to provide maximum effort and performance to managing the business of this LLC.

(11) Compensation of Managers.

Managers of this LLC may be paid per-meeting or per-diem amounts for attending management meetings, may be reimbursed actual expenses advanced by them to attend management meetings or attend to management business for the LLC, and may be compensated in other ways for performing their duties as managers. Managers may work in other capacities for this LLC and may be compensated separately for performing these additional services, whether as officers, staff, consultants, independent contractors or in other capacities.

ARTICLE III
MEMBERSHIP PROVISIONS

(1) Nonliability of Members.

No member of this LLC shall be personally liable for the expenses, debts, obligations or liabilities of the LLC, or for claims made against it.

(2) Reimbursement for Organizational Costs.

Members shall be reimbursed by the LLC for organizational expenses paid by the members. The LLC shall be authorized to elect to deduct organizational expenses and start-up expenditures ratably over a period of time as permitted by the Internal Revenue Code and as may be advised by the LLC's tax advisor.

(3) Members' Percentage Interests.

A member's percentage interest in this LLC shall be computed as a fraction, the numerator of which is the total of a member's capital account and the denominator of which is the total of all capital accounts of all members. This fraction shall be expressed in this agreement as a percentage, which shall be called each member's "percentage interest" in this LLC.

(4) Membership Voting.

Except as otherwise may be required by the Articles of Organization, Certificate of Formation or a similar organizational document, other provisions of this operating agreement, or under the laws of this state, each member shall vote on any matter submitted to the membership for approval in proportion to the member's percentage interest in this LLC. Further, unless defined otherwise for a particular provision of this operating agreement, the phrase "majority of members" means the vote of members whose combined votes equal more than 50% of the votes of all members in this LLC.

(5) Compensation.

Members shall not be paid as members of the LLC for performing any duties associated with such membership. Members may be paid, however, for any services rendered in any other capacity for the LLC, whether as officers, employees, independent contractors or otherwise.

(6) Members' Meetings.

The LLC shall not provide for regular members' meetings. However, any member may call a meeting by communicating his or her wish to schedule a meeting to all other members. Such notification may be in person or in writing, or by telephone, facsimile machine, or other form of electronic communication reasonably expected to be received by a member, and the other members shall then agree, either personally, in writing, or by telephone, facsimile machine or other form of electronic communication to the member calling the meeting, to meet at a mutually acceptable time and place. Notice of the business to be transacted at the meeting need not be given to members by the member calling the meeting, and any business may be discussed and conducted at the meeting.

If all members cannot attend a meeting, it shall be postponed to a date and time when all members can attend, unless all members who do not attend have agreed in writing to the holding of the meeting without them. If a meeting is postponed, and the postponed meeting cannot be held either because all members do not attend the postponed meeting or the nonattending members have not signed a written consent to allow the postponed meeting to be held without them, a second postponed meeting may be held at a date and time announced at the first postponed meeting. The date and time of the second postponed meeting shall also be communicated to any members not attending the first postponed meeting. The second postponed meeting may be held without the attendance of all members as long as a majority of the percentage interests of the membership of this LLC is in attendance at the second postponed meeting. Written notice of the decisions or approvals made at this second postponed meeting shall be mailed or delivered to each nonattending member promptly after the holding of the second postponed meeting.

Written minutes of the discussions and proposals presented at a members' meeting, and the votes taken and matters approved at such meeting, shall be taken by one of the members or a person designated at the meeting. A copy of the minutes of the meeting shall be placed in the LLC's records book after the meeting.

(7) Membership Certificates.

This LLC shall be authorized to obtain and issue certificates representing or certifying membership interests in this LLC. Each certificate shall show the name of the LLC, the name of the member, and state that the person named is a member of the LLC and is entitled to all the rights granted members of the LLC under the Articles of Organization, Certificate of Formation or a similar organizational document, this operating agreement, and provisions of law. Each membership certificate shall be consecutively numbered and signed by one or more officers of this LLC. The certificates shall include any additional information considered appropriate for inclusion by the members on membership certificates.

In addition to the above information, all membership certificates shall bear a prominent legend on their face or reverse side stating, summarizing or referring to any transfer restrictions that apply to memberships in this LLC under the Articles of Organization, Certificate of Formation or a similar organizational document and/or this operating agreement, and the address where a member may obtain a copy of these restrictions upon request from this LLC.

The records book of this LLC shall contain a list of the names and addresses of all persons to whom certificates have been issued, show the date of issuance of each certificate, and record the date of all cancellations or transfers of membership certificates.

ARTICLE IV
TAX AND FINANCIAL PROVISIONS

(1) Tax Classification of LLC.

The members of this LLC intend that this LLC be initially classified as a partnership for federal and, if applicable, state income tax purposes. It is understood that all members may agree to change the tax treatment of this LLC by signing, or authorizing the signature of, IRS Form 8832, Entity Classification Election, and filing it with the IRS and, if applicable, the state tax department within the prescribed time limits.

(2) Tax Year and Accounting Method.

The tax year of this LLC shall be December 31st. The LLC shall use the cash basis method of accounting. Both the tax year and the accounting period of the LLC may be changed with the consent of all members or all managers if the LLC qualifies for such change, and may be effected by the filing of appropriate forms with the IRS and state tax authorities.

(3) Tax Matters Partner.

If this LLC is required under Internal Revenue Code provisions or regulations, it shall designate from among its members or member-managers a "tax matters partner" in accordance with Internal Revenue Code Section 6231(a)(7) and corresponding regulations, who will fulfill this role by being the spokesperson for the LLC in dealings with the IRS as required under the Internal Revenue Code and Regulations, and who will report to the members and managers on the progress and outcome of these dealings.

(4) Annual Income Tax Returns and Reports.

Within 90 days after the end of each tax year of the LLC, a copy of the LLC's state and federal income tax returns for the preceding tax year shall be mailed or otherwise provided to each member of the LLC, together with any additional information and forms necessary for each member to complete his or her individual state and federal income tax returns. If this LLC is classified as a partnership for income tax purposes, this additional information shall include a federal (and, if applicable, state) Form K-1 (Form 1065 - Partner's Share of Income, Credits, Deductions) or equivalent income tax reporting form. This additional information shall also include a financial report, which shall include a balance sheet and profit and loss statement for the prior tax year of the LLC.

(5) Bank Accounts.

The LLC shall designate one or more banks or other institutions for the deposit of the funds of the LLC, and shall establish savings, checking, investment or other such accounts as are reasonable and necessary for its business and investments. One or more employees of the LLC shall be designated with the consent of all managers to deposit and withdraw funds of the LLC, and to direct the investment of funds from, into and among such accounts. The funds of the LLC, however and wherever deposited or invested, shall not be commingled with the personal funds of any members or managers of the LLC.

(6) Title to Assets.

All personal and real property of this LLC shall be held in the name of the LLC, not in the names of individual members or managers.

ARTICLE V
CAPITAL PROVISIONS

(1) Capital Contributions by Members.

Members shall make the following contributions of cash, property or services as shown next to each member's name below. Unless otherwise noted, cash and property described below shall be paid or delivered to the LLC on or by August 31, 2011. The fair market values of items of property or services as agreed between the LLC and the contributing member are also shown below. The percentage interest in the LLC that each member shall receive in return for his or her capital contribution is also indicated for each member.

Name of Manager	Contribution	Fair Market Value	Percentage Interest in
AFA Investments, LLC.	$ 8115.00	$ 8115.00	100 %

(2) Additional Contributions by Members.

The members may agree, from time to time by unanimous vote, to require the payment of additional capital contributions by the members, on or by a mutually agreeable date.

(3) Failure to Make Contributions.

If a member fails to make a required capital contribution within the time agreed for a member's contribution, the remaining members may, by unanimous vote, agree to reschedule the time for payment of the capital contribution by the late-paying member, setting any additional repayment terms, such as a late payment penalty, rate of interest to be applied to the unpaid balance, or other monetary amount to be paid by the delinquent member, as the remaining members decide. Alternatively, the remaining members may, by unanimous vote, agree to cancel the membership of the delinquent member, provided any prior partial payments of capital made by the delinquent member are refunded promptly by the LLC to the member after the decision is made to terminate the membership of the delinquent member.

(4) No Interest on Capital Contributions.

No interest shall be paid on funds or property contributed as capital to this LLC, or on funds reflected in the capital accounts of the members.

(5) Capital Account Bookkeeping.

A capital account shall be set up and maintained on the books of the LLC for each member. It shall reflect each member's capital contribution to the LLC, increased by each member's share of profits in the LLC, decreased by each member's share of losses and expenses of the LLC, and adjusted as required in accordance with applicable provisions of the Internal Revenue Code and corresponding income tax regulations.

(6) Consent to Capital Contribution Withdrawals and Distributions.

Members shall not be allowed to withdraw any part of their capital contributions or to receive distributions, whether in property or cash, except as otherwise allowed by this agreement and, in any case, only if such withdrawal is made with the written consent of all members.

(7) Allocations of Profits and Losses.

No member shall be given priority or preference with respect to other members in obtaining a return of capital contributions, distributions or allocations of the income, gains, losses, deductions, credits or other items of the LLC. The profits and losses of the LLC, and all items of its income, gain, loss, deduction and credit shall be allocated to members according to each member's percentage interest in this LLC.

(8) Allocation and Distribution of Cash to Members.

Cash from LLC business operations, as well as cash from a sale or other disposition of LLC capital assets, may be distributed from time to time to members in accordance with each member's percentage interest in the LLC.

(9) Allocation of Noncash Distributions.

If proceeds consist of property other than cash, the majority member shall decide the value of the property and allocate such value among the members in accordance with each member's percentage interest in the LLC. If such noncash proceeds are later reduced to cash, such cash may be distributed among the members as otherwise provided in this agreement.

(10) Allocation and Distribution of Liquidation Proceeds.

Regardless of any other provision in this agreement, if there is a distribution in liquidation of this LLC, or when any member's interest is liquidated, all items of income and loss shall be allocated to the members' capital accounts, and all appropriate credits and deductions shall then be made to these capital accounts before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any positive balance in each member's capital account.

ARTICLE VI
MEMBERSHIP WITHDRAWAL AND TRANSFER PROVISIONS

(1) Withdrawal of Members.

A member may withdraw from this LLC by giving written notice to all other members at least 30 days before the date the withdrawal is to be effective.

(2) Restrictions on the Transfer of Membership.

A member shall not transfer his or her membership in the LLC unless all nontransferring members in the LLC first agree to approve the admission of the transferee into this LLC. Further, no member may encumber a part or all of his or her membership in the LLC by mortgage, pledge, granting of a security interest, lien or otherwise, unless the encumbrance has first been approved in writing by all other members of the LLC.

Notwithstanding the above provision, any member shall be allowed to assign an economic interest in his or her membership to another person without the approval of the other members. Such an assignment shall not include a transfer of the member's voting or management rights in this LLC, and the assignee shall not become a member of the LLC.

ARTICLE VII
DISSOLUTION PROVISIONS

(1) Events That Trigger Dissolution of the LLC.

The following events shall trigger dissolution of the LLC, except as provided:

(a) the death, permanent incapacity, bankruptcy, retirement, resignation or expulsion of a member, except that within 120 days of the happening of any of these events, all remaining members of the LLC may vote to continue the legal existence of the LLC, in which case the LLC shall not dissolve;

(b) the expiration of the term of existence of the LLC if such term is specified in the Articles of Organization, Certificate of Formation or a similar organizational document, or this operating agreement;

(c) the written agreement of all members to dissolve the LLC;

(d) entry of a decree of dissolution of the LLC under state law.

ARTICLE VIII
GENERAL PROVISIONS

(1) Officers.

The managers of this LLC may designate one or more officers, such as a President, Vice President, Secretary and Treasurer. Persons who fill these positions need not be members or managers of the LLC. Such positions may be compensated or noncompensated according to the nature and extent of the services rendered for the LLC as a part of the duties of each office.

Ministerial services only as a part of any officer position will normally not be compensated, such as the performance of officer duties specified in this agreement, but any officer may be reimbursed by the LLC for out-of-pocket expenses paid by the officer in carrying out the duties of his or her office.

(2) Records.

The LLC shall keep at its principal business address a copy of all proceedings of membership meetings, as well as books of account of the LLC's financial transactions. A list of the names and addresses of the current membership of the LLC also shall be maintained at this address, with notations on any transfers of members' interests to nonmembers or persons being admitted into membership in the LLC. A list of the current managers' names and addresses shall also be kept at this address.

Copies of the LLC's Articles of Organization, Certificate of Formation or a similar organizational document, a signed copy of this operating agreement, and the LLC's tax returns for the preceding three tax years shall be kept at the principal business address of the LLC. A statement also shall be kept at this address containing any of the following information that is applicable to this LLC:

• amount of cash or a description and value of property contributed or agreed to be contributed as capital to the LLC by each member;

• schedule showing when any additional capital contributions to be made by members to this LLC;

• statement or schedule, if appropriate, showing the rights of members to receive distributions representing a return of part or all of members' capital contributions; and

• description of, or date when, the legal existence of the LLC will terminate under provisions in the LLC's Articles of Organization, Certificate of Formation or a similar organizational document, or this operating agreement.

If one or more of the above items is included or listed in this operating agreement, it will be sufficient to keep a copy of this agreement at the principal business address of the LLC without having to prepare and keep a separate record of such item or items at this address.

Any member or manager may inspect any and all records maintained by the LLC upon reasonable notice to the LLC. Copying of the LLC's records by members and managers is allowed, but copying costs shall be paid for by the requesting member or manager.

(3) All Necessary Acts.

The members, managers and officers of this LLC are authorized to perform all acts necessary to perfect the organization of this LLC and to carry out its business operations expeditiously and efficiently. The Secretary of the LLC, or other officers, or one or more managers or all members of the LLC, may certify to other businesses, financial institutions and individuals as to the authority of one or more members, managers or officers of this LLC to transact specific items of business on behalf of the LLC.

(4) Mediation and Arbitration of Disputes Among Members.

In any dispute over the provisions of this operating agreement and in other disputes among the members, if the members cannot resolve the dispute to their mutual satisfaction, the matter shall be submitted to mediation. The terms and procedure for mediation shall be arranged by the parties to the dispute.

If good-faith mediation of a dispute proves impossible or if an agreed-upon mediation outcome cannot be obtained by the members who are parties to the dispute, the dispute may be submitted to arbitration in accordance with the rules of the American Arbitration Association. Any party may commence arbitration of the dispute by sending a written request for arbitration to all other parties to the dispute. The request shall state the nature of the dispute to be resolved by arbitration, and, if all parties to the dispute agree to arbitration, arbitration shall be commenced as soon as practical after such parties receive a copy of the written request.

All parties shall initially share the cost of arbitration, but the prevailing party or parties may be awarded attorney fees, costs and other expenses of arbitration. All arbitration decisions shall be final, binding and conclusive on all the parties to arbitration, and legal judgment may be entered based upon such decision in accordance with applicable law in any court having jurisdiction.

(5) Entire Agreement.

This operating agreement represents the entire agreement among the members of this LLC, and it shall not be amended, modified or replaced except by a written instrument executed by all the parties to this agreement who are current members of this LLC as well as any and all additional parties who became members of this LLC after the adoption of this agreement. This agreement replaces and supersedes all prior written and oral agreements among all members of this LLC.

(6) Severability.

If any provision of this agreement is determined by a court or arbitrator to be invalid, unenforceable or otherwise ineffective, that provision shall be severed from the rest of this agreement, and the remaining provisions shall remain in effect and enforceable.

ARTICLE IX
SIGNATURES OF MEMBERS AND MANAGERS

(1) Execution of Agreement.

In witness whereof, the members of this LLC sign and adopt this agreement as the operating agreement of this LLC.

Date: August 10, 2011

Signature: *Frank J. Addivinola, Jr., Manager* (electronic signature)

AFA Investments, LLC, Member

By Frank J. Addivinola, Jr., Manager of AFA Investments, LLC

Date: August 10, 2011

Signature: *Angelica Chuvilina, Manager* (electronic signature)

AFA Investments, LLC, Member

By Angelica Chuvilina, Manager of AFA Investments, LLC

(2) Signatures of Managers.

The undersigned managers of this limited liability company have read this agreement and agree to be bound by its terms in discharging their duties as managers.

Date: August 10, 2011

Signature: *Frank J. Addivinola, Jr., Manager* (electronic signature)

AFA Investments, LLC, Manager

By Frank J. Addivinola, Jr., Manager of AFA Investments, LLC

Date: August 10, 2011

Signature: *Angelica Chuvilina, Manager* (electronic signature)

AFA Investments, LLC, Manager

By Angelica Chuvilina, Manager of AFA Investments, LLC

EXHIBIT D

TEXAPLEX PROPERTIES, LLC

The State of Massachusetts Limited Liability Company

SUBSCRIPTION AGREEMENT

To be executed only in conjunction with
an investment in securities
offered through
the Regulation A Offering Circular

August, 2011

Name: ______________________________

Address: ______________________________

____

Telephone: ______________________________

INSTRUCTIONS TO SUBSCRIBERS

If you wish to purchase debt securities ("Units") in Texaplex Properties, LLC, the State of Massachusetts Limited Liability Company (the "Company"), read and follow these instructions.

All investors must carefully read the Offering Circular ("Circular") and all pertaining exhibits and their entirety. Prior to making the decision to invest, a prospective investor should consult a competent attorney, accountant, and other advisor and provide such professional a complete copy of the Offering Circular and all exhibits.

Complete this Subscription Agreement by making affirmative statements & sign where necessary.

When completed, send the entire Subscription Agreement to the address set forth below. Upon acceptance, you will receive an executed copy of each document from the Company for your records.

Each of the enclosed documents should be completed as follows:

1. Carefully read the Subscription Agreement by it in its entirety, initial, sign and date where provided.

2. If you are submitting your investment via wire transfer use the following account information:

Eastern Bank	Texaplex Properties, LLC
63 Franklin Street,	Routing number: 011301798
Boston, MA 02110	Account number: 600746085

Please note that the minimum investment is One Hundred Thousand Dollars ($100,000) or Four (4) Units at Twenty Five Thousand Dollars ($25,000) for each Unit subscribed.

3. Send the completed and executed Subscription Agreement and a copy of your wire transfer receipt or your check to:

Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

TEXAPLEX PROPERTIES, LLC

SUBSCRIPTION AGREEMENT

The undersigned hereby elects to purchase Debt Securities ("Units") of Texaplex Properties, LLC, the state of Massachusetts limited liability company (the "Company").

Purchase

Subject to the terms and conditions hereof and the provisions of the Offering Circular, the undersigned hereby irrevocably tenders a payment in the amount of $__________________, representing the total purchase price of _____ Units, at Twenty Five Thousand Dollars ($25,000) per Unit, of the Company. **The minimum investment is Four (4) Units or One Hundred Thousand Dollars ($100,000).**

I understand that my admission to the Company as an investor is contingent upon the acceptance in writing of my subscription by the Company. I understand that pending such acceptance, my check will be deposited in an escrow account and this executed Subscription Agreement will be held in trust by the Company.

If the Minimum Offering of One Million Dollars ($1,000,000) or Forty (40) Units is not subscribed, all funds shall be returned to the subscribers and subsequently this Agreement becomes void.

Risk Factors

The securities offered hereby are speculative and an investment in the Company involves a high degree of risk. Investors must be able to bear the financial risks of this investment for an indefinite period of time.

The Offering Circular (pg. 8-11, Question 2: *Risk Factors*) outlines the following risks

Risks relating to the business of the Company

1) The Company is in the developmental stage and has not engaged in any operations to date. There is no certainty that the Company will be successful in overcoming the risks of development in order to advance beyond the developmental stage.
2) The Company was recently formed, has no significant operating history, and has yet to produce a profit. There is no assurance that it will ever be profitable. As a new enterprise, it is likely to be subject to risks management has not anticipated. The Company has limited resources and is dependent on the proceeds of this Offering to allow the Company to conduct operations. Additionally, the proceeds of the Offering and the Company's other resources may not be sufficient for the Company's needs, and it may have inadequate funds to finance its operations.
3) Performance of the Company's properties is likely to be dependent upon the condition of the economy in the southwestern United States, Texas in general and, specifically, the local economic, housing and rental markets whereby the subject rental properties are located.

4) There is a risk that during the term of the securities' maturity - due to the cyclical nature of real estate markets - the marketplace may be different than projected by the Company. These changes may affect the Company's projection for financial performance and its ability to pay the projected dividends and repay the investors' capital.

5) The business is competitive and the Company will be competing with other established companies having greater financial resources, experience, and market share than the Company. The Company has not conducted formal market studies to identify competition and analyze the Company's marketing strategies.

6) As it is received by the Company, all information regarding the properties will be available to investors upon request. The Officers have prior experience in real estate projects and will endeavor to obtain and verify all material facts regarding the rental properties. However, it is possible that the Management will not discover certain material facts, because information presented by the current property owners, inspectors, agents, brokers, municipal bodies and/or fiduciaries may be prepared in an incomplete or misleading fashion. The due diligence efforts of the Management may fail to uncover such facts.

7) This Offering Circular (together with amendments, supplements, exhibits and other information that may be furnished to prospective investors by the Company) includes or may include certain statements, estimates, and forward-looking projections of the Company with respect to the anticipated future performance. Such statements, estimates, and forward-looking projections reflect various assumptions of the Management that may or may not prove to be correct and therefore involve risks and uncertainties. No representation is made, and no assurance can be given, that the Company can or will attain such results. Actual results may vary, perhaps materially, from the business and financial projections contained herein.

8) Factors which might affect the Company's ownership of multi-family rental apartments might include, but are not limited to the following: changing environmental regulations, adverse use of adjacent or neighboring real estate, changes in the demand for or supply of competing properties, local economic factors which could result in the reduction of the fair market value of a property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain any required entitlements for a reasonable cost or on reasonable conditions or within a reasonable time frame or at all, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed entitlements, problems caused by the presence of environmental hazards on a property, changes in federal or state regulations applicable to real property, failure of a lender to approve or extend a commercial property loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other unforeseen circumstances or calamities.

9) There is a risk of a change in the current federal, state and local regulations as it may relate to the operations of the property for energy requirements or regulations, construction and building code regulations, health or safety regulations, approved property use, zoning, environmental or other regulations or modifications.

Risks relating to the financial conditions and financial projections of the Company

10) The Company depends on funds from this Offering to proceed beyond the development stage.

11) If the minimum Offering amount of $1,000,000 has not been purchased, all funds, including any interest earned thereon (as per the escrow bank), will be returned to the investors. The potential investor must realize that if their funds, including any interest earned thereon are returned, the investor may have lost the opportunity to invest that money in another investment and may have lost earning capacity on their investment during the time it is escrowed by the Company.

12) The ability to obtain bank financing is critical to the business objectives of the Company. There is a risk of the Company not receiving outside financing as a commercial real estate loan in which case the Company would not be able to achieve its objectives and purchase the anticipated number of rental apartments. The Company may decide to not move forward with acquisitions in which case the funds will be returned to the investors. Or the Company may decide to scale down the number of apartments to purchase, whereby the financial projections of the Company would be affected proportionally.

13) The Company has provided forward looking Financial Projections for potential investors' review. These financial projections are based upon assumptions that may not materialize.

14) The business, operating and financial information contained in the Financial Projections were prepared by the Company based on the current estimate of future performance. The projected results are based on assumptions and events over which the Company and the Management have little or no control. Additionally, the results will depend on the Company's success in managing the rental properties. The Company's Management used its best judgment in selecting the assumptions underlying the projected information; however, the projections are uncertain because the facts underlying the assumptions affect the projections. If the assumed events do not materialize, then the actual results may vary from the projected results. Therefore, the Company may not achieve the financial results set forth in the Financial Projections.

15) The Company's objectives include the use of leverage through trust deeds (i.e. mortgages) in the acquisition and operation of the rental properties it purchases (see Question 10(a)). The Company's use of leverage increases the risk of an investment in the Company, as it is possible that the rental income from the properties, in any month or over time, may be inadequate to make the scheduled debt service payments required on loans against the property. Therefore, if the Company is unable to make the required financing payments on a specific property, the lender could foreclosure on that property and possibly on other Company assets and some or all of the Company's investment in that property could be lost.

16) There is a risk that in the case of the sale of a specific property, the sales proceeds will not be greater than the amount needed to pay off the remaining loan balance. Therefore, some or all of the Company's investment in that property will be lost. If at the time of securities maturity, the Company will need to sell or refinance the properties to repay the investors their investment balance, there is a risk that the property cannot be sold or refinanced with sufficient proceeds to pay off both the loan and the investors' capital. Therefore, investors must be prepared to hold their securities for an indefinite period.

17) The Company may purchase multiple rental properties and as a result the risks outlined above may be increased if operating revenue or sale/refinance proceeds from one of the Company properties may not be available to offset losses in another Company property.

Risks relating to the Management of the Company

18) This is a new venture for the Management of the Company. The Company is being formed specifically for the purpose of making an investment in the multifamily rental property and the Company has no financial records of past performance. The Officers of the Company have not owned or operated rental properties in Texas.

19) The investors will have no control over the Company's day to day operations and are not able to vote on decisions made by the Manager or Officers.

Risks relating to the securities being offered

20) There is a risk that no market for the securities will exist and, as a result, the investment in the Company is illiquid if an investor desires to liquidate their securities prior to the maturity date. If an investor attempts to sell their securities at anytime, there is no certainty that securities can be sold for full market value or at any price.

21) An investment in these securities involves the risk that the investor may suffer a complete loss of their investment as an investment in the Company and in real estate that have many associated risk factors.

22) There is no trustee to act for the debtholders (investors) in the event of default. Therefore, there is no independent third party to protect the interests of the debtholders.

Risks relating to the income taxes

23) An investment in these securities will be affected by federal and state income taxes and investors should consider the taxable income produced by these securities. Investors should understand the importance of their marginal tax bracket in terms of any tax liability projected to be received.

24) As a result of decisions of the Manager in operating the Company, which may require the suspension of cash distributions for interest and/or capital repayment due to a need to maintain a higher level of cash reserves, along with other events, there is a risk that in any tax year the tax liability owed by an investor will exceed the actual cash distribution in that year. As a result, the payment of personal income taxes may be an out of pocket expense for the investor.

25) There is a risk that an audit of the Company's records could trigger an audit of the individual investor's tax records.

Conflict of interests

26) The Company's Manger, Officers and Directors may act as Managers and/or Members in other entities making investments similar to those of the Company. To the extent time is required by business and ownership management activities, the Manager or its Members may not be available for the daily monitoring of the Company's operations.

27) The Company's Manger, Officers and Directors may have other business responsibilities and interests which may demand some of their time during the life of the Company.

28) The Company's Manger, Officers and Directors may come to own an interest in other properties that may compete with rental properties that will be acquired by the Company.

29) The Company's Manger, Officers and Directors may act in such capacities for other investors or entities that may compete with the Company.

30) The Company's Manger, Officers and Directors who will raise investment funds for the Company, may act in the same capacity for others that may compete with the Company.

31) Frank J. Addivinola, Jr., Esq., a Member of the Manager, CEO, CFO and Director of the Company is a licensed real estate broker in Massachusetts. He may become a licensed broker or gain other such credentials in the state of Texas that will enable him to participate in a real estate brokerage commissions paid on the disposition of Company property.

I read and understand the foregoing risk factors in their entirety:  ⇦
Initials

Suitability Standards

The Suitability Standards for an investment in the Company were established after considering the Risk Factors and are outlined in the Offering Circular and are as follows:

- Investors should be financially able to bear the risk of a complete loss of their investment because an investment in real estate, like most other businesses, has many risk factors associated with it.
- Investors should be prepared to continue in the investment until disposition of all the Company's rental apartments because an investment in these securities may have little, if any, liquidity and a market for the resale of these securities may not exist. Investors should be in a financial position that will enable them to hold the securities for the period of time projected, or longer, and this investment should be considered long term in nature.
- Investors should be in financial position not to rely on the interest payments generated by these securities for the purpose of paying their living expenses. It is possible that the Company will determine to fund additional reserves from the cash flow generated by the properties if at the time it will be beneficial (or critical) for the investment as a whole and there may not be any cash available for periodic distribution from operations.

I confirm that the foregoing Suitability Standards apply to me:  ⇦
Initials

Representations and Warranties.

The undersigned hereby makes the following representations and warranties to the Company:

a. My overall commitment to investments that are not readily marketable is not disproportionate to my or our net worth and the investment in the Company will not cause such overall commitment to be excessive; and

b. I have evaluated the risks of investing in the Company; and

c. I alone or with my representative have such knowledge and experience in financial and business matters that I am, or we are, capable of evaluating the merits and risks of investment in the Company; and have the capacity to protect my, or our, interest in connection with an investment in the Company; and

d. I understand that the Offering Circular and all exhibits thereof are very important and I have read the entire document.

e. I have been able to ask questions of the Officers and have been supplied with such additional information concerning this investment I have requested; and

f. I recognize that an investment in the Company involves substantial risks and I have taken full cognizance of and understand all risks related to the purchase of Units, including, but not limited to, those set forth in the section entitled "Risk Factors" in the offering materials. I am aware that this investment is speculative and I am capable of bearing the degree of economic risks and burdens of this investment, including, without limitation, the possibility of a complete loss of all contributed capital, and the lack of a public market to the extent it might not be possible to liquidate this investment; and

g. The offer to sell Units was communicated to me in a manner such that I was able to ask questions and receive satisfactory answers concerning the terms and conditions of this transaction; and

h. These Units are being acquired for my own account, or the account of the entity I represent, solely for investment, and are not being purchased with a view to or for the resale, distribution, division or fractionalization thereof; and

i. The information set forth in this Subscription Agreement I have submitted to the Company is true and correct as of the date hereof; and

j. I am aware of the following:

- The Company is in the development stage and has no financial or operating history;
- Financial projections provided by the Company are only estimates based on assumptions stated therein and there is no assurance or guarantee that such projections will be met;
- No federal or state agency has made any recommendation nor endorsement of the Company;
- I recognize that the Company will be subject to various conflicts of interest arising out of its relationship with the Manager and the Officers.
- I understand that the agreements and arrangements including those relating to compensation of the Manager and the Officers by the Company are not the result of arm's length negotiations.

Acceptance

Execution of this Subscription Agreement and tender of the payment referenced in the above paragraph titled Purchase shall constitute an irrevocable offer which the Company will accept or reject in writing;

X______________________________
Investor's Signature

____
Name - *print*

____
Address

____
City

_____ _________
State Zip

(___) ______________________
Telephone number

____
Social Security No. / Taxpayer ID

____
Email

X______________________________
Co-Investor's Signature

____
Name - *print*

____
Address

____
City

_____ _________
State Zip

(___) ______________________
Telephone number

____
Social Security No. / Taxpayer ID

____
Email

The Units subscribed hereby are being purchased as follows (Check One):

- ☐ Individual
- ☐ Company
- ☐ Joint tenants with right of survivorship
- ☐ Tenants in common
- ☐ Community property
- ☐ Separate Property
- ☐ Custodians
- ☐ Individual Retirement Account (IRA)
- ☐ Other ______________________________
- ☐ Corporation
- ☐ Pension or profit-sharing trust
- ☐ Trust
- ☐ Custodian under Uniform Gift to Minors Act
- ☐ Employee Benefit Plan
- ☐ Keogh Plan (HR 10 or 401(k) Plan)
- ☐ SEP Retirement Account

Authorization if Purchased by Entity

(this page remains blank unless purchased by entity)

If purchased by a company, please include a copy of the Operating Agreement and a partner certificate authorizing the investment.

If purchased by a custodian, trustee or agent, please include a copy of the trust, agency or other agreement and an entity certificate authorizing the investment.

If purchased by a corporation, please include a copy of the Articles of Incorporation and a certified corporate resolution or other document authorizing the investment.

If purchased by a limited liability company, please include a copy of the Articles of Organization and a certificate of action of the manager(s) or other document authorizing the investment.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the _____ day of ________________, 20___.

______________________________	______________________________
Signature of Owner, Manager, Officer, Member, Trustee or authorized signer	Signature of Owner, Manager, Officer, Member, Trustee or authorized signer

____

Title or Capacity if Company, Corporation, Limited Liability Company or other entity

FOR INTERNAL USE ONLY

INVESTOR CHECK AMOUNT $______________________________
INVESTOR CHECK / WIRE NUMBER ________________________
DATE RECEIVED _________/______/___________
ENTERED BY _________________________________
DATE ______________

ACCEPTED:

Texaplex Properties, LLC
The State of Massachusetts
Limited Liability Company

By: AFA Investments, LLC, Manager

By: ________________________
Frank J. Addivinola, Jr., Manager

Date: __________

EXHIBIT E
Escrow Agreement



☒ New ☐ Change

Date Opened 08/15/2011
CSR Branch Officer
DL 0000156 99156

Check one item below, if applicable
______Customer has signed a W-8BEN and a valid passport. Enter "888-88-8888" as the TIN. Leave the customer signature line under "Backup Withholding Certifications" blank.
______Customer has applied for a SSN/TIN, does not have it yet, and can provide proof of applied for status. Enter "555-55-5555" as the TIN. This may only be used if you have a completed application for a TIN attached to the signature card. Write "Applied For" on the customer signature line under "Backup Withholding Certifications".

Important Account Opening Information
Federal law requires us to obtain sufficient information to verify your identity. You may be asked several questions and to provide one or more forms of identification to fulfill this requirement. In some instances, we may use outside sources to confirm the information. The information you provide is protected by our privacy policy and federal law.

Backup Withholding Certifications
TIN 45-2937172
(1) **Taxpayer I.D. Number** – The Taxpayer Identification Number shown above (TIN) is the correct taxpayer identification number.
(2) **Backup Withholding** – I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as result of a failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding.
(3) **Exempt Recipients** – If initialed here ________, I am an exempt recipient under the Internal Revenue Service Regulations.

X [signature]
Frank J Addivinola Jr

Signature: I certify that under the penalties of perjury the statements checked in this section and that I am a U.S. person (including a U.S. resident alien). Please read notation below before signing.

Note:
The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Certification Instructions: You must cross out item 2 above if you have been notified by the IRS that you are currently subject to back-up withholding because you have failed to report all interest and dividends on your tax return.

Account Title/Mailing Address — **Relationship**
Texaplex Properties LLC — Sole Owner
Frank J Addivinola Jr

Escrow Account 276 Washington St # 305
Boston MA 02108

Product Type	Name	Account Number
078	Free Business Checking	600746085

Signature(s) – By signing this signature card, I (we, jointly and severally) signify my (our) agreement and assent to be bound by the terms and conditions of this account as stated in the "Deposit Account Agreement and Disclosure" and the appropriate schedule of fees as such documents may be in effect now or hereafter and acknowledge receipt of same.
Each of the undersigned also agrees that the Bank may obtain any credit reference that it deems necessary, including but not limited to a credit reference provided by a check verification service.

(1) [X [signature]]
Frank J Addivinola Jr

New Customer CIP Added

(2) [X]

(3) [X]

(4) [X]

Rev: 8-05



EXHIBIT F
CURRICULUM VITAE

FRANK J. ADDIVINOLA, JR.,
MBA, JD, LLM

CHIEF EXECUTIVE OFFICER & CHIEF FINANCIAL OFFICER

EDUCATION

Suffolk University Law School, Boston, MA
Master of Laws (LL.M.) in Global Law & Technology, 2010

Specializations: 1) Biotechnology & Health Law; 2) Intellectual Property & Information Technology

Suffolk University Law School, Boston, MA
Juris Doctorate (JD), 2009

University of Maryland, College Park, MD
Ph.D. Candidate, Molecular and Cell Biology Program, 1995-2001,

NIH, Laboratory of Biochemical Genetics; Nobel laureate Marshall W. Nirenberg, faculty advisor.
Ph.D. dissertation (ABD): "*OG-2 Homeobox Gene Expression during Embryogenesis*".

University of Maryland University College, College Park, MD
Master's of Business Administration (MBA), General Management, 2001

Courses: Macroeconomics, Microeconomics, Finance, Financial Management & Information Systems, Federal Income Taxation, Investment Valuation, International Marketing Management, Accounting, Economics & Financial Analysis for Technology Managers.

Capstone project: *Business in a European Context,* UFSIA-University of Antwerp, Belgium

Johns Hopkins University, Baltimore, MD
Master's of Science (MS), Biotechnology, 1999

University of Maryland University College, College Park, MD
Master's of Science, Technology Management (MSTM), 1997

I. Technology Innovation	II. Technology Planning & Budgeting
III. Project Management	IV. Information Technology

Courses: Technology Management, Human Resource Management, Risk Management, Strategic Financial Management, International Legal & Tax Environment, Information Systems for Managers, Decision Support & Expert Systems, Information Technology & Organizational Transformation.

Harvard University Extension School, Cambridge, MA
Master's in Liberal Arts (ALM) with concentration in Biology, 1996

Master's thesis completed at Dana Farber Cancer Institute, laboratory of Dr. Arthur Pardee:
"*Analysis of Gene Expression by Differential Display PCR for Early Detection of Prostate Cancer.*"

Peer-reviewed Publication:
Wang, Wang, Wong, Liu, Addivinola, Liang, Chen, Kantoff, & Pardee, "*Two Differentially Expressed Genes in Normal Human Prostate Tissue & in Carcinoma*". Cancer Research. 56, 1996.

Boston University, Boston, MA
Medical Technology concentration, 1994-1995

Curry College, Milton, MA
Mathematics & Physics, 1993-1995

EDUCATION
Continued

Tufts University, Medford, MA
Mathematics & Inorganic and Organic Chemistry, 1981-1982, 1993

Williams College, Williamstown, MA
Baccalaureate (BA), Biology, 1983

Senior Research Project: Oncogenes, Electron Microscopy of Intercellular Junctions, "*The Role of Intercellular Junction Formation in Migrating Mesoderm Cells during Early Embryogenesis*".

Amherst College, Amherst, MA
Twelve College Exchange Student – sophomore year, 1980-1981

Northfield-Mound Hermon School, Northfield, MA
Diploma, 1979

Graduated with Academic Honors,
Received August E. Zschire Memorial Award: *"presented to student with the highest exemplification of persistence in loyalty and effort"*

PROFESSIONAL EXPERIENCE

Northeastern University, Boston, MA
Instructor for Introduction to Law, 9/2010 – present

Law Office of Frank J. Addivinola, Jr., Boston, MA
Founder & Principal, 11/2009 – present

Boston Science Review, Boston, MA
Founder and scientific editor for OnlineMCATprep.com, 1/2009 – present

Lasell College, Newton, MA
Instructor for Human Nutrition, Forensic Chemistry, Nutrition for Living, 9/08 – present

Bay State College, Boston, MA
Instructor for Genetics, Medical Ethics, 9/2008-12/2010

Quincy College, Quincy, MA
Instructor for Biology I & Lab, Biology II & Lab, Microbiology & Microbiology Lab, Physical Science, Nutrition, Anatomy & Physiology, 1/08-6/2011

Odessa Group, Odessa Ukraine
Managing Director, 2001-2006

National Institutes of Health (NIH),
National Heart Lung Blood Institute (NHLBI), Bethesda, MD
Fellow, Lab. of Biochemical Genetics, Nobel laureate Marshall Nirenberg, 1995-2001

Johns Hopkins University, Baltimore, MD
Adjunct Faculty, Organic Chemistry for Biotechnology Masters Program, 2000-2001

University of Maryland, College Park, MD
Teaching Assistant in Botany Laboratory, 2001

H & R Block Tax & Financial Services, Rockville and Gaithersburg, MD
Income Tax Preparer, 2000-2001

Stanley Kaplan Education Center, Bethesda, MD
Medical College Admission Test (MCAT), Dental Admission Test (DAT), Pharmacy College Admission Test (PCAT) classroom and individual instructor, 1996-2001

PROFESSIONAL EXPERIENCE
Continued

University of Maryland, College Park, MD
Teaching Assistant in Molecular Biology Laboratory, 1995-2001

Advisor, Teacher Scientist Alliance Program, Montgomery County, American Physical Society, 97-99
Advisor to Undergraduates for Letter and Sciences Division, University of Maryland, 1996-1999

Harvard University, Cambridge, MA
Teaching Fellow in Organic Chemistry, 1994-1995

Harvard Medical School, Dana Farber Cancer Institute, Cell Growth & Regulation, Boston, MA
Laboratory Research Technician Volunteer, 1994-1995

Harvard University Radiation Safety Course, Certification #25737
OSHA Blood borne Pathogen Training Session

Northfield-Mount Hermon School, Northfield, MA
Teaching Fellow in Physics, 1994

Sterling Management Company, Melrose, MA
Principal, 1983–1993

CAREER EDUCATION

Career Education Corporation, 2008
Ethics. The Role We Play Everyday.
Ethics and Compliance – Demanding the Best of Ourselves and Others.

Builders Association of Greater Boston, Braintree, MA 1988
Residential Building Principles

Precision Surveying, Arlington, MA 1988
Construction Supervisor's Seminar

Borden Management, Arlington, MA 1988
ABC License Course

Bentley College, Waltham, MA 1987
Massachusetts Real Estate Broker's Course

Harvard University Graduate School of Design, Cambridge, MA 1984–1986
Fundamentals of Real Estate Financial Analysis, 1986
Developing Historic Properties, 1985
Residential Development, 1985
Fundamentals of Real Estate Development and Financial Analysis, 1985
Real Estate Development and Finance for Large Scale Development, 1985
Fundamentals of Individual Federal Taxation, 1985
Estate Planning, 1985
Buying a Small Unit Investment Property, 1984
Real Estate Financing and Development, 1984
Condominium Development, 1984
Land Development and Disposition, 1984

American Institute of Real Estate Appraisal, Weymouth, MA 1984
Real Estate Appraisal Principles

American Institute of Real Estate Appraisal, Weymouth, MA 1984
Residential Valuation

Real Estate Securities and Syndication Institute, NY, 1984
Fundamentals of Real Estate Syndication

New York University Real Estate Institute, NY, 1984
Income Tax Aspects of Real Estate Transactions

CAREER EDUCATION *Continued*

American Institute of Real Estate Appraisal, MA 1984
Real Estate Appraisal Principles; Residential Valuation

Coldwell Banker, Wellesley, MA 1984
Real Estate Services Training Program

University of Massachusetts, Amherst, MA, 1983
Real Estate Principles

CONTINUING LEGAL TRAININGS

Health Care: Recent Developments in Legislation and Law Enforcement. April 2011
Boston Bar Association, Boston, MA

Life Sciences Industry 2011: Tech-Transfer, Partnering, Off-Label Promotion. April 2011
Boston Bar Association, Boston, MA

Starting Up a New Business: Lessons from the Trenches and the Pros. April 2011
Center for CLE & Academic Conferences, Suffolk University Law School, Boston, MA

The Land Court Bench Meets the Bar. April 2011
Boston Bar Association, Boston, MA

Meet the Privacy Officers: Privacy Law in the Real World. April 2011
Boston Bar Association, Boston, MA

Accountable Care Organizations: What Do They Mean for Massachusetts? March 2011
Boston Bar Association, Boston, MA

Elder Law Institute XVII: Strategies for Long Range and Last Minute Crisis Planning. March 2011
Advanced Legal Studies, Suffolk University Law School, Boston, MA

Fair Housing: An Overview and Recent Developments. February 2010
Boston Bar Association, Boston, MA

Data Privacy. Law Practice Management Section Meeting, February 2010
Massachusetts Bar Association, Boston, MA

Dealing With the Downturn: Advice for Real Estate Lawyers. February 2010
Boston Bar Association, Boston, MA

Hot Topics: Thriving Practice Areas. February 2010
Boston Bar Association, Boston, MA

2nd Annual Northeast Consumer Winter Forum. January 2010
Advanced Legal Studies, Suffolk University Law School, Boston, MA

Elder and Disability Caselaw and Legislative Update. January 2010
Boston Bar Association, Boston, MA

The new HIPAA HITECH Act Breach Disclosure Requirements. January 2010
Boston Bar Association, Boston, MA

Trusts and Estates Section Mid-Year Review. December 2009
Boston Bar Association, Boston, MA

Tools for Effective Legal Management, 7th Annual In-House Counsel Conference. Dec 2009
Massachusetts Bar Association, Boston, MA

Introducing the Massachusetts Permitting Collaborative & ARRA Recovery Zone Bonds. Dec 2009
Boston Bar Association, Boston, MA

How Changes in Patent Law Alter Patent Prosecution, Litigation and Licensing. Sep 2009
Advanced Legal Studies, Suffolk University Law School, Boston, MA

CONTINUING LEGAL TRAININGS *Continued*

The Latest in the Law 2009, Annual Conference. May 2009
Massachusetts Bar Association, Boston, MA

Shepard Fairey: Fair Use or Copyright Abuse? May 2009
Fish & Richardson P.C., Boston, MA

The Impact of Patent Law on the Economy – Stimulus or Impediment? March 2009
Advanced Legal Studies, Suffolk University Law School, Boston, MA

Intellectual Property Essentials for Business Decision Makers. October 2008
Advanced Legal Studies, Suffolk University Law School, Boston, MA

PUBLICATIONS & PRESENTATIONS

Addivinola, F. (2001). *The Cloning and DNA Binding Motif of the Murine OG-2 Homeobox Gene.* University of Maryland, Graduate Research Interaction Day (GRID) **12**, Abstract and Oral Presentation. Honors with Distinction (1st Place) in University Oral Competition.

Addivinola, F. (2000). *OG-2 Homeobox Gene Temporal and Spatial mRNA Expression During Embryogenesis.* University of Maryland, Graduate Research Interaction Day (GRID) **11**, Abstract and Oral Presentation Competition.

Addivinola, F., Rovescalli, A., & Nirenberg, M., (1999). *OG-2 Homeobox Gene Alternative Spliced Transcripts During Embryogenesis.* University of Maryland, Graduate Research Interaction Day (GRID) **10**, Abstract and Oral Presentation Competition.

Addivinola, F. (1998). *OG-2 Homeobox Gene Expression During Embryogenesis.* University of Maryland, Graduate Research Interaction Day (GRID) **9**, Abstract and Oral Presentation.

Addivinola, F., Rovescalli, A., & Nirenberg, M., (1997). *OG-2 Homeobox Gene Expression During Embryogenesis.* University of Maryland, Graduate Research Interaction Day (GRID) **8**, Abstract and Competition for Oral Presentation.

Addivinola, F., (1997). *Early Detection of Prostate Cancer.* University of Maryland University College, MS in Technology Management Degree, Master's Thesis, 1997.

Wang, F., Wang, Y., Wong, W., Liu, Y., Addivinola, F., Liang, P., Chen, L., Kantoff, P., & Pardee, A., (1996). *Two Differentially Expressed Genes in Normal Human Prostate Tissue and in Carcinoma.* Cancer Research. **56**, 3634-3637.

Addivinola, F., (1996). *Analysis of Gene Expression by Differential Display PCR for Early Detection of Prostate Cancer.* Harvard University, ALM Master's Thesis, 1996.

Addivinola, F., Rovescalli, A., & Nirenberg, M., (1996). *The Regulatory Role of the OG-2 Homeobox Gene.* University of Maryland, Graduate Research Interaction Day (GRID) **7**, Abstract and Oral Presentation, Award 2nd Place in University Oral Competition.

HONORS AND AWARDS

Research Fellowship,
Pre-IRTA TP-HL-129, National Heart, Lung and Blood Institute, NIH, 1995-2001

1st Place, Honors with Distinction,
Oral Competition, 12th Annual Gr. Research Interaction Day, Sigma Xi, 2001

Certificate of Achievement,
8th, 9th, 10th, 11th Annual Graduate Research Interaction Day, Sigma Xi, 97, 98, 99, 2000

Recognition Award,
UMUC Executive Technology Management Program, 1997

Elected Member, Sigma Xi Scientific Research Society
University of Maryland Chapter, 1996-Present

2nd Place, Oral Competition,
7th Annual Graduate Research Interaction Day, Sigma Xi, April 1996

HONORS AND AWARDS *Continued*

Certificate of Appreciation for Volunteer Service,
Dana Farber Cancer Institute, Boston, MA, April 1996

Outstanding Voluntary Service Award,
Dana Farber Cancer Institute, Harvard Medical School, 26 April 1995

Scholarship, Masters Degree Candidate,
E. A. Mellinger Educational Foundation, Illinois, 1995-2000

Scholarship, Masters Degree Candidate,
Harvard University, Cambridge, MA, 1995-1996

MEMBERSHIPS

American Intellectual Property Law Association, 2008 – present
Boston Bar Association, 2008 – present
Massachusetts Bar Association, 2008 – present
American Bar Association, 2007 – present
Sigma Xi Scientific Research Society, 1996 – 2005
American Association for the Advancement of Science, 1996 – 2005
American Chemical Society, 1996 – 2005
Society for Neuroscience, 1996 – 2005

CERTIFICATIONS & LICENSES

Admitted to practice law in Massachusetts (2009) and Federal District Court of Massachusetts (2011)
Real Estate Broker, MA, RE 133668-B, 1985-present
Construction Supervisor License, Commonwealth of Massachusetts, CS 00048773, 1990-2000
Income Tax Preparer Certification, Part I & II, H & R Block Income Tax Course, Bethesda, MD, 1999
Notary Public, Commonwealth of Massachusetts, 1987-1993
Constable, City of Malden, MA, 1985-1990

EXHIBIT G
Demographic & Economic Data


Central Texas Triangle
Denton
McKinney
Fort Worth
Dallas
Waco
Copperas Cove
Temple
Georgetown
Bryan-College Station
Huntsville
Austin
Woodlands
San Marcos
Houston
San Antonio
Rosenberg
Galveston
Lake Jackson
Victoria
Source: Real Estate Center at Texas A&M University

Figure 1

Projected U.S. and Texas Populations (Millions)

	2005	2010	2015	2020	2025	2030
U.S. Census Bureau[1]						
United States	295.5	308.9	322.4	335.8	349.4	363.6
Texas	22.9	24.6	26.6	28.6	30.9	33.3
Texas State Demographer[2]						
50 Percent Immigration Scenario	22.6	24.3	26.2	28.0	29.9	31.8
100 Percent Immigration Scenario	23.3	26.1	29.2	32.7	36.7	41.1
2000–04 Immigration Scenario	22.9	25.1	27.6	30.3	33.2	36.3
Texas State Demographer's Average	22.9	25.2	27.7	30.3	33.2	36.4
Average Increase from 2005	–	2.4	4.9	7.5	10.4	13.6

Sources: [1]U.S. Census Bureau, Population Division, Interim State Population Projections.
[2]Texas State Data Center and Office of the State Demographer, 2006 Texas Population Projections Program, "Population Projections for the State of Texas." Projections are from the 2000 Census, thus 2005 is a projected population for the 50 percent and the 100 percent scenarios.

Figure 2

Private Sector Job Growth in 10 Largest States from 12/99 to 12/09				
STATE	Dec. 1999	Dec. 2009	Difference	percent change
California............	12,081,500	11,753,200	-328,300	-2.72%
Texas.................	7,790,000	8,514,300	724,300	9.30%
New York..............	7,206,400	7,131,200	-75,200	-1.04%
Florida...............	6,026,100	6,285,600	259,500	4.31%
Illinois..............	5,225,600	4,783,000	-442,600	-8.47%
Pennsylvania..........	4,957,100	4,871,900	-85,200	-1.72%
Ohio..................	4,897,700	4,322,700	-575,000	-11.74%
Michigan..............	3,988,800	3,208,500	-780,300	-19.56%
Georgia...............	3,354,600	3,170,000	-184,600	-5.50%
New Jersey............	3,393,500	3,282,900	-110,600	-3.26%

Source: U.S. Department of Labor Bureau of Labor Statistics

Figure 3


Over-the-year percent change in employment, United States and 12 largest metropolitan areas, April 2011
Percent
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
2.9
2.0
1.1
0.9
0.9
0.9
0.9
0.7
0.7
0.3
0.1
-0.3
-0.4
Dallas
Houston
United States
Boston
Chicago
Miami
Wash-ington
Detroit
Los Angeles
New York
Phila-delphia
San Francisco
Atlanta

Source: U.S. Department of Labor Bureau of labor Statistics

Figure 4

Dallas – Fort Worth (D-FW) Metropolitan Area
Quick facts

- 4th largest metro area in the country – 9,286 sq. mi (larger than RI and CT combined)
- Population over 6.3 million residents (Census 2010) with over 9 million projected by 2030
- Fastest growing metropolitan area in the U.S. adding 300+ residents per day since 1980
- Home to 25 Fortune 500 companies, approximately 150,000 businesses and 1,500 regional and corporate headquarters
- Nation's largest inland port with the 2nd highest number of freeway miles per capita
- 30 sq. miles international airport transporting 55 million passengers per year
- 297,000 students enrolled in public and private universities
- Over 90 hospitals, most shopping centers per capita and more restaurants per capita than NY City

Houston Metropolitan Area
Quick facts

- Largest city in the Southern U.S. and 4th largest in U.S.
- Area size – 600 sq. mi (would fit the cities of New York, Washington D.C., Boston, San Francisco, Seattle, Miami and Minneapolis) with population nearly 6 million residents;
- Houston is the fastest growing city in the nation with projected population increase of 30% by 2030
- Home to 29 Fortune 500 companies (2nd to New York City) and 16 Fortune 500 fastest growing companies
- "Energy Capital" of the world with over 5,000 energy-related firms
- Rated by EPA as #1 municipal purchaser of "green" power
- 6th largest airport system in the world (51 million passengers per year) and one of the largest ports in the world
- 3rd largest concentration of consular offices in the country representing 86 countries
- Largest medical center in the world – Texas Medical Center – with 5 million patients per year, 50,000+ employees, rated by U.S. News & World Report as #1 cancer treatment facility
- 60 colleges, universities and other degree-granting institutions with over 300,000 enrolled students
- 17-block theater district (2nd only to New York City), home to 8 performing arts organizations
- 3rd largest pleasure boat basin in U.S. and #1 U.S. city in total acreage of park land.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on 8/23/11, 2011.

(Issuer): Texaplex Properties, LLC

By (Signature and Title) [signature]
Frank J. Addivinola, Jr., CEO, CFO, Director

By (Signature and Title) [signature]
Angelica Chuvilina, COO, Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) [signature]
(Title) CEO
(Selling security holder) Texaplex Properties, LLC
(Date) 8/23/11

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Received SEC
AUG 24 2011
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0286
Expires:	September 30, 2013
Estimated average burden hours per response. . .	608.00

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Texaplex Properties, LLC
(Exact name of issuer as specified in its charter)

The State of Massachusetts Limited Liability Company
(State or other jurisdiction of incorporation or organization)

276 Washington Street #305, Boston, MA 02108 Tel: (617) 777-5936
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

AFA Investments, LLC, 276 Washington Street #305, Boston, MA 02108 Tel: (617) 777-5936
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6513
(Primary standard Industrial Classification Code Number)

45-2937172
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS I.

Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 486 (02-08)

PART I —NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) Issuer's directors: Frank J. Addivinola, Jr., 1 Longfellow Place #2620, Boston, MA 02114 (residential)
276 Washington Street #305, Boston, MA 02108 (business)

Angelica Chuvilina, 1 Longfellow Place #2620, Boston, MA 02114 (residential)
276 Washington Street #305, Boston, MA 02108 (business)

(b) Issuer's officers: Frank J. Addivinola, Jr., Esq., Chief Executive Officer, Chief Financial Officer

Angelica Chuvilina, Chief Operating Officer

(c) Issuer's general partners: AFA Investments, LLC, Manager

276 Washington Street #305, Boston, MA 02108

(d) record owners of 5 percent or more of any class of the issuer's equity securities: AFA Investments, LLC (100%)

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: AFA Investments, LLC (100%)

(f) promoters of the issuer: AFA Investments, LLC

(g) affiliates of the issuer: AFA Investments, LLC

(h) counsel to the issuer with respect to the proposed offering: Frank J. Addivinola, Jr. Esq.

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: Not applicable

(k) the underwriter's officers: Not applicable

(l) the underwriter's general partners: Not applicable

(m) counsel to the underwriter: Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of the persons or entities listed in Item 1 is subject to the disqualification provisions of Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed Offering involves the resale of securities by affiliates.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The Company does not use underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities are offered in the Commonwealth of Massachusetts directly to investors.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

No unregistered securities were issued by the issuer or its predecessors within one year of filing.

(2) the title and amount of securities issued;

Not applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Not applicable

(4) the names and identities of the persons to whom the securities were issued.

Not applicable

(c) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable

(d) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

No such arrangement.

(2) To stabilize the market for any of the securities to be offered;

No such arrangement.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No such arrangement.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

The Company hereby discloses that the legal services associated with this Offering are provided by Attorney Frank J. Addivinola, Jr., the Chief Executive Officer (CEO) & Chief Financial Officer (CFO) of the Company and he is the ultimate person to make decisions for the Company throughout its existence. Additionally, Frank J. Addivinola, Jr. is the Manager of AFA Investments, LLC. AFA Investments, LLC, is the Manager of the Company and the promoter of this Offering.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication of solicitation of any type was used prior to the filing of this notification.